4/10

03007974

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hagemeyer

*CURRENT ADDRESS

PROCESSED

**FORMER NAME APR 16 2003

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 4805 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ]

AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ]

SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: [signature]

DATE : 4/10/03

HAGEMEYER

International Business to Business Distribution Services



in Electrical, Safety and other MRO products





Hagemeyer's Professional Products and Services: work in progress





'Hagemeyer aims to become the world's leading value-added business to business (B2B) distribution services group focusing on electrical materials, safety and other maintenance, repair and operations (MRO) products.' That is our stated objective. But what does this mean for our customers? The success of our mission depends on our ability to provide you, our customer, with the best. Around the world, Hagemeyer primarily supplies Construction & Installation and Industrial customers. Both groups operate in highly competitive markets. So when we talk about 'adding value', you can expect more than just a buzz word. You expect Hagemeyer to anticipate changes in the market, to be working for you on solutions that will support your goal of greater efficiency and competitiveness. This is why we are pioneering a supply chain approach in which state-of-the-art logistics and e-commerce solutions support our growing range of products and services.

Hagemeyer is the only B2B distribution services group working on anticipating customer needs in this way. And we are committed to doing it at global level. This process is and will always be a work in progress. All Hagemeyer people are driving its success, now and in the future. How? By continually exchanging and transferring our knowledge base of experience and the skills we have developed around the world, we believe we add even greater value for you, our customer.



Construction & Installation customers

use a very broad range of products...



...through our long experie[illegible]duct know-how and [illegible], Hagemeyer is making sour[illegible]g easi[illegible] customers

Working partnership – one [illegible]

Hagemeyer's extensive product range makes available every possible electrical item our C&I customers need. The range of installation materials covers everything from switches and fuses to ventilators and installation cases. Our lighting offering includes brackets, lamps and regulatory systems. We provide industrial components for small and large installations and their maintenance. Complex automation components, data and telecommunication products, security systems and all necessary tools are all part of our product range. You will also find every kind of wiring and cable in every type, measurement and shape. In all, Hagemeyer carries well over a million individual products worldwide. And perhaps more importantly, we have the essential technical knowledge and expertise on how to use them. Ordering is just as easy – through traditional printed and CD-ROM catalogues or over the internet. The choice is yours.











Worldwide, the Construction & Installation (C&I) community is our largest group of customers.
The C&I market is very competitive. Whether our customer is small, medium-sized or large, they share the same pressures. All are focused on ever-increasing efficiency in their work processes, including how they source the products and services they use. As their partner, our task is to support those aims.

Our customers use a wide range of products which may vary from country to country, depending on local regulations, customs, climate and customer preference. How do customers navigate the mass of products that are offered to them? How do they stay up to date on the most recent developments? How do they select the right product for a specific job?

They rely on Hagemeyer to guide them because we know their business and their work processes. We help them select those products best suited to their needs from our range of over one million different items around the world, sourced from our more than 50,000 individual suppliers.
Increasingly, customers depend on us for support services, both before and after sales. We advise on the right product, provide the technical background. Our experienced staff and Help Desks are there to solve their problems, day in and day out. Through our product knowledge, our state-of-the-art logistics guaranteeing delivery when and where needed, we make sourcing more efficient for our customer, whether it is through full storeroom and inventory management or over-the-counter service at our 1,300 branches worldwide.

Industrial customers are continually looking for solutions to improve efficiency

...Hagemeyer supplies these solutions



Integrated sup

For more than 20 years we have pioneered supply chain services. Integrated Supply has become something of an industry buzz word - it seems to have acquired a lot of different definitions. Our definition has never changed. The only thing that has changed over time is our profound understanding of how to provide real Integrated Supply and how to successfully expand and adapt these comprehensive services to very specific, individual customer requirements.

Hagemeyer partners national and international customers in virtually every industry segment

- automotive
- energy
- steel
- petrochemical
- construction
- natural resources
- utilities
- healthcare
- airport maintenance
- hospitality industry





MRO – what does it mean?

Maintenance, repair and operations products are not part of an end-product. They are the wide range of products required to keep a plant or facility running smoothly and efficiently.

Hagemeyer is focused on offering quality service to different types of industrial customers, varying from smaller and medium-sized to very large customers. Large national and international corporations especially are continuously looking for process efficiency improvements, increasingly on a global basis. For decades, Hagemeyer has been partnering these customers in developing solutions that take cost out of their work processes. But they demand more than competitive prices. They expect Hagemeyer to offer solutions that will reduce their total cost of ownership of MRO products.

Hagemeyer North America pioneered supply chain services, such as Integrated Supply as an early response to changing customer needs. Integrated Supply is a seamless supply channel where a selected distributor is the primary source for all MRO products. In these arrangements, Hagemeyer builds long-term partnership agreements with MRO customers. Our computer systems are linked and we take on the total management of the supply chain for indirect materials for these customers. Indirect products range from electrical, industrial, electronic, cutting tools and abrasives, to personal protection and safety, power transmission and mill and other supplies. The most efficient use of Integrated Supply has Hagemeyer providing the wide range of indirect products, handling outsourced procurement, and managing the store room for our customers. Hagemeyer now offers this same service to customers in Europe and Asia-Pacific.




North America

Hagemeyer




Europe
EUR 3,772.0 mln
626
customers around the world
Asia-Pacific
Sales EUR 473.8 mln
Branches 210

Hagemeyer – listening to our customers...

...their needs are driving our expansion of products and services



Safety solutions

Protecting people at work is a complex issue regulated by law. For good employers, it is more; safety at work is part of their best practice. Different working environments require different types of protection. This is why Hagemeyer offers a comprehensive range of health and safety products and services, including our own brands. A number of our subsidiaries specialise in safety. Advisory and training services, offered by dedicated specialist teams, play a key role, especially in prevention. Today, our specialists are sharing and exchanging their expertise, and supporting the addition of safety to the range of products and services offered throughout Hagemeyer. This is just one example of how we are using Group strengths to provide better service to customers.





- eyewear
- hearing & face protection
- gloves
- full body protection
- footwear
- respiratory equipment
- fire-prevention equipment

We have been serving customers around the world for more than 100 years. Our 1,300 branches in 37 countries mean we are just around the corner for our customers.
Onsite storeroom management means we are even closer to many more.
As preferred distributor to more than one million customers, we are a key part of their business. We have achieved that position because we offer more than just the product. That is what our customers tell us. They have expectations because we know their business. They expect us to use that knowledge to their advantage. We must continually think about and anticipate ways to make their operations more efficient.
And our own.

This is why the whole Hagemeyer organisation is committed to taking cost out of the supply chain and simultaneously improving service. We do that combining the strengths and experience deeply embedded in our individual subsidiaries and transferring that know-how throughout the Group. Identifying these strengths and sharing the best practice behind them means we can continually improve our service to customers. Safety and personal protection and storeroom management are just two examples.



Distribution to Construction & Installation and Industrial customers is our business. The key question is how can we use our knowledge of the business to take cost out of the supply chain? At subsidiary level, this has always been a priority.

Our subsidiaries are now driving the transfer of best practices throughout the Group that can greatly enhance how we serve our customers - whether they are local or multinational. Through this drive, we are forging a worldwide cluster of strong subsidiaries into a single, even stronger Group.

There are numerous benefits for our customers. By making our own processes more efficient we pass on those efficiencies to our customers. By working as a Group, we can deliver the same products and services on a worldwide basis. Sharing best practice opens up greater access to the acknowledged expertise Hagemeyer has around the world. All of these advantages help us help our customers in their ongoing drive to increase efficiency and take cost out of the supply chain.

Storeroom management – solving supply needs

Hundreds of thousands of installers and industrial customers see their local Hagemeyer branch as a personal storeroom. Everything they need can be picked up or delivered, when needed. For larger customers, we take that common-sense thinking a huge step further. We manage customers' storerooms onsite. We use our expertise and knowledge of the individual customer to ensure everything they need is right there, on the spot, and backed by our knowledge of how to use these products most effectively.

Hagemeyer - improving our own processes...

...to ta





e-commerce - support

Customers have long been offered the choice of ordering online along side more traditional access to our product range. That is part of our basic service. But we have taken the options offered by technology much further. Independent estimates show around 60% of total spending on maintenance, repair and operations products is swallowed up by ordering, receiving and storing the items. A Group-wide initiative to create a common IT platform will help us provide services that can take cost out of that process. Our tailored procurement services to individual, often multinational customers help them track and control their ordering and purchasing. Access to our comprehensive databases provides even more options for managing procurement costs. These services further facilitate management information - again supporting cost control measures and reduced working capital requirements. All these services help generate genuine supply chain savings.

Hagemeyer - ready to be your partner
around the world,
and around the corner



HAGEMEYER

Annual Report 2002

Agenda

Agenda for the Annual General Meeting of Shareholders of Hagemeyer N.V. to be held on Thursday April 24, 2003 at 14.00 hours in the Heianzaal of the Hotel Okura Amsterdam, Ferdinand Bolstraat 333 in Amsterdam.

1. Opening
2. Annual Report 2002
3. Annual Accounts 2002
   a. Dividend proposal
   b. Adoption of the Annual Accounts 2002
4. Discharge Board of Management / Supervisory Board
5. Re-appointment of a member to the Supervisory Board
6. Appointment of a member to the Board of Management
7. Appointment of external auditor to audit the annual accounts 2003
8. Authorisation Board of Management to cause the Company to acquire shares in its capital
9. Extension of designation of the Board of Management
   a. as the competent body to resolve an issuance of shares
   b. as the competent body to resolve restricting or excluding the pre-emptive right upon issuance of ordinary shares
10. Remuneration committee members Supervisory Board
11. Any other business
12. Closure of the meeting

Note to agenda point 3a
Dividend proposal

Hagemeyer's dividend policy is based upon a pay-out ratio of between 35% and 40% of ordinary profit after taxes before amortisation of goodwill. Payment of the interim dividend is in cash. Shareholders are provided the choice of a payment of the final dividend either in cash or in the form of a stock dividend.

Over the past few years, nearly half of the Hagemeyer shareholders have opted to receive the final dividend in cash, while the other half opted for a stock dividend. In our cash planning for the payment for the year 2002 of the final dividend, we have again assumed this allocation as a guideline.

Recent developments in financial markets and the volatility of the Hagemeyer share price, however, could mean that in the event of a further drop in the share price, a disproportionately large number of shares would need to be issued to make this dividend alternative feasible again. In our view, the resulting substantial dilution would not be desirable.

The alternative, payment of the final dividend in cash only based on the pay-out ratio mentioned above, is considered to be equally undesirable. In the 2003 cash flow planning EUR 20 million has been reserved for the cash part of the final dividend over 2002. A further increase of this amount would be at the cost of the investment programs and would, in Hagemeyer's opinion, not be in the interest of shareholders.

As a result of the exceptional circumstances mentioned above, when executing its dividend policy this year, Hagemeyer will limit the payment of the 2002 dividend to the cash part of such dividend. This decision is based on the above mentioned expected take up of approximately 50% of the final dividend in cash in line with previous years. The resultant pay-out ratio is a decrease to 22% of ordinary profit after taxes before amortisation of goodwill.

It is therefore proposed that a dividend for the year be distributed to holders of ordinary Hagemeyer shares of EUR 0.33 per share, fully payable in cash. After deduction of the interim dividend of EUR 0.15 which was payable on September, 12, 2002, a final dividend in cash of EUR 0.18 remains.

With effect from April 28, 2003, the ordinary shares will be quoted ex-dividend. Payment of the cash dividend shall be made as from May 16, 2003.

Note to agenda point 5
Re-appointment of a member to the Supervisory Board

By rotation, Mr D.G. Eustace will stand down as a member of the Supervisory Board. He is eligible for re-appointment. Mr Eustace has been a member of the Supervisory Board since 1999 and was appointed Vice Chairman in 2001. Mr Eustace is also Chairman of the Audit Committee. He has extensive financial and business experience and the Combined Meeting recommends Mr Eustace's re-appointment.

Note to agenda point 6
Appointment of a member to the Board of Management

Mr J.S.T. Tiemstra was appointed Chief Financial Officer and a member of the Executive Committee on September 1, 2002. Before joining Hagemeyer, from October 2001 till July 2002 Mr Tiemstra was CFO at Hollandsche Beton Groep and prior to that held various senior financial and commercial management positions within Unilever since 1979. The Combined Meeting recommends that Mr Tiemstra be appointed a member of the Board of Management.

Note to agenda point 8
Authorisation Board of Management to cause the Company to acquire shares in its capital

It is proposed to authorise the Board of Management for a period of eighteen months, from the date of this shareholders' meeting to October 24, 2004, to cause the Company to acquire shares in its capital for valuable consideration to the maximum amount legally permitted. The shares may be acquired on the stock exchange or otherwise for a consideration of at least EUR 0.01 and in case of the ordinary shares not exceeding the stock exchange price increased by 10% and in case of the preference shares not exceeding the nominal value of these shares, likewise increased by 10%. For the purpose hereof the stock exchange price is considered to be the average price of the five trading days prior to the day of acquisition, as appears in the "Officiële Prijscourant" (Official List) of Euronext Amsterdam N.V.

Note to agenda point 9a
Extension of designation of the Board of Management as the competent body to resolve an issuance of shares

It is proposed to authorise the Board of Management as the competent body to resolve to issue shares, including the authorisation to grant share subscription rights. This authorisation is valid for eighteen months from the date of this shareholders' meeting to October 24, 2004. This applies to a maximum of 10% of the issued capital of the Company, to be increased by a further 10% in the event of the issue taking place in case of a merger or takeover. This request is in line with corporate governance recommendations laid down by relevant Dutch institutions. Hagemeyer believes that for practical reasons the Board of Management should have some discretion in case of smaller, complementary acquisitions, the payout of stock dividend and in the granting of options. Shareholders should be approached separately for share issues to fund larger acquisitions intended by the Company.

Note to agenda point 9b
Extension of designation of the Board of Management as the competent body to resolve restricting or excluding the pre-emptive right upon issuance of ordinary shares

It is proposed to extend the authorisation of the Board of Management as the competent body to resolve to issue shares, to also restrict or exclude the pre-emptive right on any issuance of ordinary shares for a period of eighteen months, from the date of this shareholders' meeting to October 24, 2004.

Note to agenda point 10
Remuneration committee members Supervisory Board

Contrary to normal market practice, so far Hagemeyer has never paid out any special reimbursement to members of the Audit and Remuneration Committees of the Supervisory Board. However, given the increased workload due to developments in the field of governance, it is proposed that the members of these committees will be awarded a remuneration of EUR 7,000 per annum per member.

Curriculum Vitae

D.G. Eustace

Date of birth:	July 3, 1936
Nationality:	British and Canadian
1958:	University of Bristol BA Economics
1961:	F.C.A. Institute of Chartered Accountants

In 1964, Mr Eustace joined Alcan Aluminium Ltd., holding various financial positions in Canada, Argentina, Brazil, Spain and the United Kingdom. In the period 1988 / 1992 he was Chief Financial Officer of British Aerospace Plc.
In 1992, Mr Eustace joined Philips Electronics N.V. After being a member of the Group Management Committee, he was appointed Executive Vice President and Chief Financial Officer. From 1997 to 1999 Mr Eustace held the position of Vice Chairman of the Board of Management and Group Management Committee of Philips Electronics N.V.

Other notable positions:

- Member Supervisory Board Koninklijke Luchtvaart Maatschappij N.V.
- Member Supervisory Board AEGON N.V.
- Vice Chairman Supervisory Board Koninklijke KPN N.V.
- Chairman of the Board of Sendo Holdings Plc (United Kingdom)
- Chairman of the Board of Smith and Nephew Plc (United Kingdom)
- Member of the Board of Sonae.Com SGPS S.A. (Portugal).

Mr Eustace does not own any Hagemeyer shares.

J.S.T. Tiemstra

Date of birth:	November 16, 1952
Nationality:	Dutch
1978:	University of Groningen MBA Economics
1984:	University of Rotterdam Post graduate degree of Chartered Accountant

In 1979, Mr Tiemstra joined Unilever holding various senior financial and commercial management positions in the United Kingdom, Mexico, Poland, Germany and the Netherlands. From October 2001 till July 2002 he was Chief Financial Officer of Hollandsche Beton Groep. On September 1, 2002, Mr Tiemstra joined Hagemeyer as Chief Financial Officer and member of the Executive Committee.

Mr Tiemstra does not own any Hagemeyer shares.

HAGEMEYER

International Business to Business Distribution Services

Annual Report 2002

This is a translation of the Hagemeyer 2002 Annual Report, the official version of which is in the Dutch language.

Contents

Profile

Hagemeyer is a value added business-to-business (B2B) distribution services group focusing on the markets for electrical materials, safety and other MRO (Maintenance Repair and Operations) products. As these markets are extremely diverse and highly complex, many opportunities exist for Hagemeyer to provide innovative solutions to customer needs. The Group co-ordinates product and information flows, adding value and providing significant cost savings to both end-users and suppliers while supporting customer initiatives with superior industry knowledge and technical expertise.

Hagemeyer's goal is to obtain a leading position in its field in the European, North American and Asia-Pacific B2B markets.

Key data

(before appropriation of net profit)	2002	2001	2000
General (EUR 000's)			
Net sales	**8,343,472**	8,835,726	8,212,399
EBITA [1]	**266,105**	372,959	352,798
Cash earnings [2]	**166,662**	239,113	234,811
Ordinary profit after taxes	**131,814**	203,264	223,214
Net profit	**56,790**	153,479	386,676
Operating cash flow	**313,884**	492,552	359,468
Free cash flow [3]	**101,199**	181,875	631,596
Net interest bearing debt	**1,040,396**	1,208,262	1,125,518
Net interest bearing debt / EBITDA	**3.2**	2.8	2.7
Interest cover [4]	**4.8**	5.4	6.5
Gearing [5]	**1.12**	1.21	1.26
Capital ratio [6]	**28.1**	26.9	25.0
Return on invested capital [7]	**6.8%**	12.1%	14.4%
Average number of employees	**23,029**	24,314	21,101
Data per ordinary share (EUR) [8]			
Cash earnings [2]	**1.51**	2.20	2.18
Ordinary profit after taxes	**1.19**	1.86	2.08
Dividend [9]	**0.33**	0.77	0.76
Shareholders' equity [10,11]	**8.20**	8.95	8.03
Share data			
Highest traded price (EUR)	**26.80**	26.41	32.93
Lowest traded price (EUR)	**6.08**	10.50	15.75
Closing price at year end (EUR)	**6.90**	21.00	23.75
No. of ordinary shares in issue [11]	**109,459,256**	108,154,783	107,169,706
Market capitalisation [11] (EUR)	**755,268,866**	2,271,250,443	2,545,280,518

1 operating profit before amortisation of goodwill

2 ordinary profit after taxes before amortisation of goodwill

3 cash flow from operational activities less net capital expenditures, cash flow from extraordinary items and dividends paid

4 operating profit before amortisation of goodwill / net interest expense

5 net interest bearing debt / shareholders' equity

6 equity / total assets

7 net operating profit after taxes and excluding exceptional items / average invested capital including capitalised goodwill before amortisation and including cash investment in exceptional and extraordinary items

8 rounded to the nearest Euro cent

9 proposed dividend 2002

10 before appropriation of net profit

11 at December 31

To our shareholders

The year 2002 has been a difficult year for Hagemeyer and its stakeholders. The economic recession which began in the second half of 2001 has turned out to be deeper and more persistent than anticipated, in particular in the USA and Europe. Sales in our core Professional Products and Services (PPS) division have been particularly affected with negative organic growth of 4.2% recorded whilst the Group as a whole is 2% negative, thanks to a strong performance in our Asia-Pacific IT distribution business. The high operational gearing of distribution activities means that these lost sales have a much greater impact on earnings. Thus cash earnings of EUR 167 million for 2002, which included a number of non-recurring items, were 30% down compared to 2001.

Managing the business during a recession has been our number one priority. The Group however remains committed to its strategy of creating an international distribution services group. This is being achieved through the implementation of the Group's Change Program which is designed to integrate the PPS operating companies into a cohesive worldwide network and I am pleased to report that we have been able to make significant progress this year in its roll-out. Although the implementation of the new Movex ERP system in the UK this year has been difficult, it represents the achievement of a critical milestone. All key elements of our new business model have now successfully gone live in an operational environment. All PPS companies have completed the integration and re-alignment of their sales forces by customer segments. In logistics, regional distribution centres have gone live in the UK, the USA and Central Europe whilst shared service centres for back office functions are operational in the UK and the USA.

The Group's focus on working capital reduction together with the proceeds from a sale and lease back program have been major contributors to a EUR 168 million reduction in net debt to just over EUR 1 billion at the end of 2002 and to a positive free cash flow after extraordinary items and dividend payments of EUR 101 million for the year. Hagemeyer has successfully completed a USD 211 million private placement as part of the strategy to diversify sources of funding and lengthen the maturity profile of its debt. In addition, the Group's existing EUR 400 million syndicated credit facility, due to mature in 2003, has been refinanced by a new EUR 500 million facility. The effect of the above transactions is to satisfy the Group's funding requirements whilst providing Hagemeyer with long term committed credit facilities of over EUR 1 billion with an average maturity of 4.4 years.

During 2002, the worldwide headcount reduction program announced in November 2001, amounting to 2,000 people, was completed. The year under review has been exceptionally demanding on our management and staff and no one can recall a more challenging combination of external and internal conditions. We should like to thank them for their efforts.

To date in 2003 there are no signs of recovery in our major markets. Against this background Hagemeyer will focus on the elements of the business over which it can exercise influence. Drawing on the experience gained in the UK the Change Program will be rolled out at a more measured pace, focusing initially on high yielding improvements in logistics and existing practices. Thus, further benefits of the new business model can be realised, through targeted reductions in working capital and a structural improvement in operating efficiency which over the next eighteen months should result in a further reduction in our PPS headcount by up to 1,000. This will help to reposition Hagemeyer as one of the strongest players in its industry and enable us to benefit to the fullest extent possible from a future recovery of our markets.



Rob ter Haar

To the shareholders of Hagemeyer N.V.

Report Annual General Meeting of Shareholders of April 23, 2002

At the Annual General Meeting of Shareholders held on April 23, 2002 the 2001 financial year was presented and discussed at length. Following approval of the proposed dividend, the Meeting unanimously adopted the 2001 annual accounts. The members of the Board of Management were discharged for their management and the members of the Supervisory Board were discharged for their supervision during 2001.

Messrs P.J. Kalff, T.Y. Yasuda and W.F.Th. Corpeleijn, the members of the Supervisory Board who were retiring according to rotation, were re-appointed.

The Meeting concurred with the proposal to appoint Deloitte & Touche Accountants as external auditors charged with the audit of the 2002 annual accounts.

The Board of Management was authorised to cause the Company to acquire shares in its capital other than for no consideration up to the maximum amount legally permitted for a period of eighteen months, ending October 23, 2003. The Meeting approved the authorisation of the Board of Management as the competent body to resolve to issue shares, including the authorisation to grant share subscription rights. This authorisation was given for an eighteen months period ending on October 23, 2003. This applies to a maximum of 10% of the issued capital of the Company to be increased by a further 10% in the event of the issue taking place in case of a merger or takeover. The Meeting further approved the proposal to extend the authorisation of the Board of Management as the competent body to resolve to issue shares to also restrict or exclude the pre-emptive right on any issuance of ordinary shares for a period of eighteen months ending on October 23, 2003.

Dividend proposal General Meeting of Shareholders of April 24, 2003

In assessing how best to fund the financial needs of the Company emphasis has been placed on the ability to retain profits or issue stock dividends to shareholders. The existing reserve mandate provides the Board of Management with an important tool for financing the Company. The statutory requirement for Supervisory Board monitoring of reserve policies and the ultimate adoption of the annual accounts by the General Meeting offer safeguards for the careful application of this instrument.

Based on Hagemeyer's existing statutory provisions, a payment of a fixed dividend on cumulative preference shares is first allocated from profits. Thereafter, the Board of Management determines what part of the remaining profit is reserved and following this, what part is available to the General Meeting.

Hagemeyer's dividend policy is based upon a pay-out ratio of between 35% and 40% of ordinary profit after taxes before amortisation of goodwill. Payment of the interim dividend is in cash. Shareholders are provided the choice of a payment of the final dividend either in cash or in the form of a stock dividend.

Over the past few years, nearly half of the Hagemeyer shareholders have opted to receive the final dividend in cash, while the other half opted for a stock dividend. In our cash planning for the payment for the year 2002 of the final dividend, we have again assumed this allocation as a guideline.

Recent developments in financial markets and the volatility of the Hagemeyer share price, however, could mean that in the event of a further drop in the share price, a disproportionately large number of shares would need to be issued to make this dividend alternative feasible again. In our view, the resulting substantial dilution would not be desirable.

The alternative, payment of the final dividend in cash only based on the pay-out ratio mentioned above, is considered to be equally undesirable. In the 2003 cash flow planning EUR 20 million has been reserved for the cash part of the final dividend over 2002. A further increase of this amount would be at the cost of the investment programs and would, in Hagemeyer's opinion, not be in the interest of shareholders.

As a result of the exceptional circumstances mentioned above, when executing its dividend policy this year, Hagemeyer will limit the payment of the 2002 dividend to the cash part of such dividend. This decision is based on the above mentioned expected take up of approximately 50% of the final dividend in cash in line with previous years. The resultant pay-out ratio is a decrease to 22% of ordinary profit after taxes before amortisation of goodwill.

It is therefore proposed that a dividend for the year be distributed to holders of ordinary Hagemeyer shares of EUR 0.33 per share, fully payable in cash. After deduction of the interim dividend of EUR 0.15 which was payable on September, 12, 2002, a final dividend in cash of EUR 0.18 remains.

Annual accounts 2002

We herewith submit the annual accounts for 2002 prepared by the Board of Management.
These accounts comprise the:

- consolidated balance sheet as at December 31
- consolidated profit and loss account for the year ended December 31
- consolidated statement of cash flows for the year ended December 31
- Company balance sheet as at December 31
- Company profit and loss account for the year ended December 31
- proposed appropriation of net profit
- notes to the accounts.

These accounts have been audited by Deloitte & Touche Accountants, whose auditor's report can be found on page 67 of this annual report.

We concur with these documents and recommend that the 2002 Annual Accounts be adopted accordingly.

Other items on the agenda of the General Meeting of Shareholders of April 24, 2003

At the forthcoming General Meeting of Shareholders, Mr D.G. Eustace, due to retire by rotation, will stand down as a member of the Supervisory Board. He is eligible for re-appointment. Mr Eustace has been a member of the Supervisory Board since 1999 and was appointed Vice Chairman in 2001. Mr Eustace is also Chairman of the Audit Committee. He has extensive financial and business experience and the Combined Meeting recommends Mr Eustace's re-appointment. Further background information can be found in the appendix to this annual report, which also includes the agenda for the meeting.

Subsequent to the previous annual general meeting, the new organisational structure (with a reduced Board of Management and an Executive Committee responsible for the management of the Group's activities and strategy implementation) was worked out in more detail. Due to this new structure, Messrs G.L. Pickles and E.H.M. van den Assem both stepped down as members of the Board of Management in order to devote their efforts to their tasks within the Executive Committee in the regions Asia-Pacific and Central Europe, respectively. As of August 31, 2002, Mr J.H. Riddell retired as CFO and as a member of the Board of Management and the Executive Committee.

We are grateful to Messrs Pickles, Riddell and Van den Assem for their contribution to the development of the Company during their tenure as members of the Board of Management.

On September 1, 2002, Mr J.S.T. Tiemstra succeeded Mr Riddell as CFO. He is a member of the Executive Committee. Before joining Hagemeyer, Mr Tiemstra was CFO at Hollandsche Beton Groep from October 2001 till July 2002 and prior to that held various senior financial and commercial management positions within Unilever since 1979. The Combined Meeting recommends that Mr Tiemstra be appointed a member of the Board of Management. Further background information can be found in the appendix to this annual report.

The Supervisory Board recommends the Board of Management be authorised to cause the Company to acquire shares in its capital for valuable consideration, to the maximum amount legally permitted and again for a period of eighteen months.

It is proposed to authorise the Board of Management as the competent body to resolve to issue shares, including the authorisation to grant share subscription rights. This authorisation will be valid for eighteen months from the date of the general meeting in 2003 to October 24, 2004 up to an amount equivalent to 10% of the issued share capital and to be increased by a further 10% in the event of the issue taking place in case of a merger or takeover. This request is in line with corporate governance recommendations laid down by relevant Dutch institutions. We believe that for practical reasons the Board of Management should have some discretion in the case of smaller, complementary acquisitions, the payout of stock dividends and in the granting of options. Shareholders should be approached separately for share issues to fund larger acquisitions intended by the Company.

In addition, the Supervisory Board recommends the Board of Management be authorised to restrict or exclude the pre-emptive right on any issuance of ordinary shares.

Contrary to normal market practice, so far Hagemeyer has never paid out any special reimbursement to members of the Audit and Remuneration Committees of the Supervisory Board. However, given the increased workload due to international developments in the field of governance, it is proposed that the members of these committees will be awarded a remuneration of EUR 7,000 per annum per member.

Functioning of the Supervisory Board

The Supervisory Board is governed by internal rules and regulations which regulate its constitution, tasks and procedures, the co-operation between board members, and its relationship with the Company and its stakeholders. These regulations further provide for a fixed schedule of meetings which establish the formal contact between the Supervisory Board and the Board of Management. Such combined meetings are convened at least four times a year. Furthermore, regular informal contacts are maintained and, when necessary, additional meetings (through telephone conference) are convened. At least once a month the Board is comprehensively informed as to the Company's ongoing business and financial performance. The Board approves proposals for major investments and important appointments. Decision-making within the Board is based on collective agreement. The Supervisory Board meets at least once a year without the Board of Management being present. At this meeting, the Supervisory Board discusses its own functioning, its composition and size, co-operation with the Board of Management, as well as the composition and functioning of the Board of Management and the Executive Committee. In principle, each member of the Supervisory Board is expected to be able to attend all the meetings of the Supervisory Board.

The Supervisory Board has a standing Remuneration Committee chaired by Mr Kalff on selection, appointment and remuneration issues. The Audit Committee is chaired by Mr Eustace. The Supervisory Board can appoint other permanent and temporary committees, as needed.

Audit Committee

In anticipation of widespread discussion in the Netherlands about the role of accountancy firms, Hagemeyer already announced in April 2002 that it would separate out the various accountancy functions to avoid any potential conflict of interest between the role of external auditors and the provision of consultancy services.

The Audit Committee regulations provide for an audit to be made on behalf of the Supervisory Board of the accounting procedures and financial reporting within the Company, the internal control systems and the audit function, financial reports as well as the independent audit of these and, finally, the independent role of the external auditors. The Committee has unlimited access to the entire Company and, if required, consults group and staff directors on issues that might have a substantial influence on the annual accounts. Whilst the Board of Management remains responsible for the preparation and integrity of Hagemeyer's financial reporting, the Committee is responsible for ensuring the independence, professionalism and efficiency of the external auditors. For instance, the Audit Committee reviews the external auditor's management letters and the follow-up given by the Board of Management to the recommendations. The Committee will discuss with the Board any amendments to the accounting principles and the reasons for such amendments. It ensures that any financial reporting truly reflects the situation within the Company. The Committee will also make sure that adequate internal control systems are in place to assess and manage business risks.

Remuneration Committee

The Remuneration Committee is responsible for drawing up selection criteria and appointment procedures for members of the Supervisory Board, the Board of Management and the Company's senior management. The Committee assesses the functioning of the individual members of the Supervisory Board and the Board of Management and prepares proposals for appointments and re-appointments. The remuneration structure and the allocation of option rights, pension and other compensation awarded to members of the Board of Management and senior management are evaluated periodically. The Committee ensures that such remuneration is at least in line with the market. In 2002, the compensation package has been adjusted accordingly. The package consists of a salary, a Short Term Incentive (bonus), a Long Term Incentive plan and options, aiming to make the total remuneration dependent on results (financial or other) and to offer an incentive to stay with the Company.

Profile

The profile of the Supervisory Board specifies, amongst other things, the preferred size and composition of the Board. The criterion for the composition of the Supervisory Board, is the expertise in the fields of strategic and financial decision-making that the Company requires. The criteria laid down in the profile apply to both the appointment and the re-appointment of a member to the Supervisory Board. Members are not automatically re-appointed. The profile is available for inspection at the Company's head office.

Independence

The profile also stipulates that members of the Supervisory Board must be independent and that they must pay regard to the interests of the Company as a whole. They must adopt a critical stance with regard to each other and the Board of Management. Each member of the Supervisory Board must perform his duties independently and not as the representative of any group or organisation. None of the members has ever worked for the Company and none of the members is being paid any remuneration by the Company or its managers in return for providing consultancy services. Members do not receive any remuneration from the Company based on the Company's financial performance. There are no links between members of the Board of Management and the Supervisory Board with regard to bi-directional supervision, nor any other forms of interlocking directorships. Lastly, none of the four members of the Supervisory Board represents a dominant Hagemeyer shareholder. During a member's term of office, care is taken to ensure that no changes occur that might hinder a member in carrying out his supervisory activities independently (e.g. as a result of changes in hierarchical subordination within a group, cross-links, relationships with people the member supervises or for other important reasons). If a member of the Supervisory Board has a conflict of interest, whether incidental or continuing, this must be immediately reported to the Chairman, who will take appropriate measures.

Report over 2002

The Supervisory Board and the Board of Management met five times during 2002. In these meetings the Company's business operations were reviewed, including discussion of the monthly management reports, the annual budget and the 2002 interim results. The annual accounts to be presented to the shareholders were discussed at a meeting attended by representatives of Hagemeyer's external auditors.

Special attention was given to measures Hagemeyer was required to take in response to deteriorating economic conditions. In addition, the ongoing implementation of Hagemeyer's strategy and its inherent Change Program, the further integration of various activities within the core business, and the implementation of the common IT platform and the new organisational structure were discussed extensively. During the year, the Supervisory Board paid a working visit to Hagemeyer UK in order to get a better idea of how the implementation of the Change Program was proceeding. These issues were also the subject of frequent informal contact between our Board and the Board of Management. In addition, there was regular contact with Executive Committee members. Longer-term developments, financing, capital requirements, dividend policy and succession issues were also discussed in depth during 2002. The Supervisory Board approved various investment proposals as well as proposals for payment of dividends. Following approval by our Board, options on 515,245 ordinary shares were granted under the employee share option scheme.

For further information on the Company's performance during the reporting year 2002, we refer you to the report of the Board of Management. The Supervisory Board is confident that in the coming years Hagemeyer's strategy will lead to healthy corporate development.

Naarden, March 4, 2003

Supervisory Board

P.J. Kalff, Chairman
D.G. Eustace, Vice Chairman
T.Y. Yasuda
W.F.Th. Corpeleijn

Strategy and financial objectives

Hagemeyer is a value added business-to-business (B2B) distribution services group focusing on the markets for electrical materials, safety and other MRO (Maintenance Repair and Operations) products. The Company intends to reinforce its global position and to expand its portfolio of products in the MRO sector through organic growth, investments and specific acquisitions, with Integrated Supply as one of the tools in penetrating the MRO sector. Thus, Hagemeyer will broaden its existing relationship with its customers, who increasingly demand a full service concept. Investment in world class logistics and common IT systems is instrumental in achieving our goal of becoming the partner of choice to international industrial customers. In addition to efficient fulfilment capabilities, the management of supply chain information has become one of Hagemeyer's core competences and is key to adding value to our customers.

Hagemeyer is committed to the creation of value for its shareholders. In economic terms, shareholder value is measured as the after tax operating profit before amortisation of goodwill, less a charge for the cost of invested capital. Short term, Hagemeyer focuses on efficiency improvements with respect to operational costs and asset utilisation in order to substantially improve the return on invested capital. Main value drivers within the Shareholder Value Management program (SVM) are profitable organic growth, improvement of gross margins, reduction of operational costs and efficiency improvements of working capital and other assets employed. Long term, the return on invested capital should exceed the cost of capital.

A clear reporting structure and financial and operational discipline are necessary for the successful implementation of the strategy. The Group also evaluates all acquisition and investment opportunities against their ability to deliver a return that is significantly higher than the cost of capital associated with these investments.

Qualitative conditions for acquisitions are a strategic fit, a proven representation in the market, good management in place and hence little, if any, requirement for restructuring, other than such action necessary to align the company with the Hagemeyer model. Further, in quantitative terms, there has to be a proven financial and operational performance and after integration the company must be able to contribute to the organic growth of the Group based on its market position and specific competences.

MRO Products: MRO Products are indirect products (non-capital goods), purchased on a regular basis and necessary for the production process, but not part of the end-product. MRO products are purchased and consumed in plant or facility operations and not resold to customers.

Integrated Supply: a seamless supply channel where a selected distributor is the primary source for all MRO products to the customer / partner under a long term agreement, with linked computer systems and the responsibility of managing the supply chain to ensure world class service at the lowest total cost.

Risk profile

Hagemeyer distributes products and provides services to a large number of business customers. These customers operate in the construction and installation markets and in a wide variety of industrial sectors. They respond in different ways to economic trends. Of the more than one million worldwide, no single customer represents more than 1% of Hagemeyer's net sales. Hagemeyer offers a very broad range of products which are supplied by some 50,000 manufacturers. Even the largest supplier represents no more than 3% of Hagemeyer's net sales. Nevertheless, Hagemeyer remains sensitive to changes in economic circumstances.

The extensive change process ongoing within the Company is not without risks. These risks are monitored and controlled through clear definition of responsibilities for day to day operational management and change management processes. The implementation of new logistics and IT systems requires considerable additional effort from the organisation. Adequate personnel and resources have been made available for all these processes. It is recognised that the risks associated with difficult economic conditions and with the fundamental organisational changes can reinforce each other.

Hagemeyer actively controls financial risk, hedging of currency fluctuations and debtor credit risk.

Management of the Company is controlled by an extensive planning and reporting system which comprises strategic planning, budgeting and reporting of actual results and medium term planning. Reporting of key figures takes place monthly and, in addition to results, further contains cash flow statements, balance sheets and operational key data, amongst others relating to working capital. Hagemeyer has internal regulations covering procedures for authorisation of investments and acquisitions. In spite of centralised management and monitoring, the control of operational risks and adherence to local legislation and regulations are the primary responsibility of operational management.

Organisation

Hagemeyer's structure is organised around its core business, the PPS division. This group is changing from a number of operationally independent companies into a highly-focused, worldwide organisation, based on a common business model. This requires an all encompassing program of change and a major shift in corporate culture.

Hagemeyer operates in marketplaces where change can occur rapidly. At the same time, the Group is engaged in a comprehensive integration process and implementation of a new Hagemeyer business model. All of these factors demand fast and efficient decision-making.

To facilitate co-operation between our operating companies and to achieve back-office synergies, our PPS activities in the European region were regrouped in 2001 into geographic 'clusters'. Nordic covers Norway, Sweden, Finland, the Baltics, Russia and Poland; Central Europe comprises Germany, the Netherlands, Switzerland and Austria; UK covers the United Kingdom and Ireland; and Spain represents the beginning of a Southern European cluster.
In addition, we have our activities in the North American and Asia-Pacific region.

The Executive Committee is tasked with managing Group activities and the implementation of strategy. In addition to the CEO as chairman, the CFO and the manager responsible for the co-ordination and control of the Group-wide change process, the Executive Committee comprises senior operational managers who are each responsible for the performance of one of the Group's geographic regions / clusters. Furthermore, they are accountable for the actual implementation of Hagemeyer's strategy in their region. Statutory responsibility for the Group remains with the Board of Management.

Supervisory Board

P.J. Kalff (1937)
Former Chairman Board of Management
ABN AMRO Bank N.V.
Dutch national. First appointment in 1994.
Due to stand down in 2006.

Other notable positions:
Member Supervisory Board ABN AMRO Holding N.V.
Member Supervisory Board Concertgebouw N.V.
Member Supervisory Board Koninklijke Volker Wessels Stevin N.V.
Chairman Supervisory Board N.V. Luchthaven Schiphol
Vice Chairman Supervisory Board Stork N.V.
Member of the International Advisory Committee of the Federal Reserve Bank of New York (USA).

D.G. Eustace (1936)
Former Vice Chairman of the Board of Management and Group Management Committee of Philips Electronics N.V.
British and Canadian national. First appointment in 1999. Due to stand down in 2003.

Other notable positions:
Member Supervisory Board Koninklijke Luchtvaart Maatschappij N.V.
Member Supervisory Board AEGON N.V.
Vice Chairman Supervisory Board Koninklijke KPN N.V.
Chairman of the Board of Sendo Holdings Plc (United Kingdom)
Chairman of the Board of Smith and Nephew Plc (United Kingdom)
Member of the Board of Sonae.Com SGPS S.A. (Portugal).

T.Y. Yasuda (1940)
Former Group Managing Director First Pacific Company Ltd.
American national. First appointment in 1986.
Due to stand down in 2006.

W.F.Th. Corpeleijn (1948)
Former partner in the Dutch / Belgian law firm Stibbe.
Dutch national. First appointment in 1998.
Due to stand down in 2006.

Other notable positions:
Chairman Supervisory Board Sibelco Nederland N.V.
Chairman Supervisory Board Ankerpoort N.V.
Chairman Supervisory Board 3W Vastgoed B.V.
Chairman Supervisory Board Theodoor Gilissen Bankiers N.V.
Member Supervisory Board Vesteda Groep B.V.
Member Supervisory Board Stiho B.V.
Non-executive board member SCR Sibelco N.V. (Belgium).

Board of Management

R. ter Haar (1950)
Appointed a member of the Board of Management in 1999 in the position of Chairman. Dutch national. Prior to joining Hagemeyer, Mr Ter Haar was Chairman of the Board of Management of De Boer Unigro N.V. and prior to that held various management positions with inter alia Sara Lee/DE and Procter & Gamble.

J.H. Riddell (1950) *
Appointed a member of the Board of Management in 1996 in the position of Chief Financial Officer. British national. Previously he held various financial management positions with Citibank, Hong Kong Bank and Hammerson Plc in the United Kingdom.

J.S.T. Tiemstra (1952) **
Appointed a member of the Executive Committee as at September 1, 2002 in the position of Chief Financial Officer. Dutch national. Previously he held the position of CFO at Hollandsche Beton Groep and various senior financial and commercial management positions with Unilever.

E.H.M. van den Assem (1949) ***
Appointed a member of the Board of Management in 2000, responsible for Hagemeyer's European PPS activities. Dutch national. Previously he held various management positions with inter alia Alcatel and Fokker Aircraft before becoming a member of the Board of Management of DAF Trucks.

The Board of Management is supported by

I.H.H.J.M. Manders (1950)
Company Secretary and Group General Counsel since 1995. Dutch national. Joined Hagemeyer in 1990 as Director Legal Affairs. Previously active as an international consultant and a Dutch lawyer.

* Mr Riddell stepped down as CFO and a member of the Board of Management per August 31, 2002

** Mr Tiemstra is proposed for appointment as a member to the Board of Management per April 24, 2003

*** Mr Van den Assem stepped down as a member of the Board of Management per January 28, 2003. Mr Van den Assem will continue to be a member of the Executive Committee.

Executive Committee

In addition to the CEO and the CFO, supported by the Company Secretary, the Executive Committee consists of the following members:

E.H.M. van den Assem (1949)
Member of the Executive Committee since April 23, 2002, responsible for Hagemeyer's PPS activities in Central Europe. Dutch national. Previously held various management positions with inter alia Alcatel and Fokker Aircraft before becoming a member of the Board of Management of DAF Trucks. Member of the Board of Management of Hagemeyer from April 27, 2000 until January 28, 2003.

D.G. Gundling (1950)
Member of the Executive Committee since April 23, 2002, responsible for Hagemeyer's PPS activities in North America. American national. Joined Hagemeyer in 1997 as CEO of the North American Specialty Foods Group. Previously active as COO and board member of SuperRite Foods in the USA.

R.A.J. Hin (1950)
Member of the Executive Committee since April 23, 2002, responsible for Global Change Management. Dutch national. Joined Hagemeyer in 2001 as Group director HR. Before joining Hagemeyer inter alia active as President of Immoeuro B.V., managing partner of Ray & Berndtson executive search and in various senior management positions with IT&T and Atlantic Richfield Corporation.

G.L. Pickles (1957)
Member of the Executive Committee since April 23, 2002, responsible for Hagemeyer's operations in Asia-Pacific. Australian national. Since 1983 employed by Tech Pacific, in the position of CEO from 1990 to 1999. Member of the Board of Management of Hagemeyer from April 19, 1999 up to April 23, 2002 inclusive.

Staff Directors

D. Lauer (1964)
Information Technology

M.G.T. van Kruijsbergen (1968)
Fiscal Affairs

B.J. Mapletoft (1948)
Treasury

H.J. Mouthaan (1963)
Controlling / Internal Audit

D.F. Maclaine Pont (1956)
Investor Relations

Group Financial Review

Net sales for the year ended December 31, 2002 were EUR 8,343.5 million, a decrease of 5.6% compared to the prior year's total of EUR 8,835.7 million. The net effect of divestments and acquisitions led to a decrease in sales of EUR 160.9 million. Foreign exchange rates had a negative effect on sales of EUR 166.3 million.

For the full year organic growth was a negative 2.0% (EUR 165 million), with the first and the second half showing a negative 5.1% and a positive 1.3%, respectively. The improvement in the second half of the year was largely due to the lower basis for comparison as a result of the deteriorating economic conditions in the second half of 2001. Organic growth for the Professional Products and Services (PPS) division was negative for both the first and the second half of the year. The Information Technology Products and Services (ITPS) division and the activities of Agencies / Consumer Electronics realised positive growth in the second half of the year.

Gross profit for the year ended December 31, 2002 was EUR 1,721.4 million, a decrease compared to the prior year of EUR 150.1 million or 8.0%. Gross margin decreased from 21.2% in 2001 to 20.6% in 2002. This decrease reflects a change in the composition of the Group's sales and lower margins in the PPS division. In addition, operational problems after the implementation of the ERP system and the start-up of a new regional distribution centre, negatively impacted sales and gross profit in the UK. Furthermore, measures to reduce inventory levels resulted in a one-off reduction in income from supplier bonuses.

EBITA (operating profit before amortisation of goodwill) for the year ended December 31, 2002 was EUR 266.1 million, a decrease of EUR 106.9 million or 28.7% compared to the prior year. The EBITA margin was 3.2% compared to 4.2% in 2001. The significant decrease in the EBITA margin was due to high operational gearing, inherent in the Group's activities. In addition, costs related to the Change Program of the Group put extra pressure on operating profit.

Measures to reduce operating costs and increase productivity resulted in a reduction of headcount by more than 700 in 2002, amongst other things. This completed the program to reduce headcount by 2,000, as announced in 2001. In addition, in 2002, regional distribution centres have gone live in the UK, the USA and Central Europe. These actions form part of Hagemeyer's strategic Change Program which is designed to integrate the core PPS division into a cohesive worldwide network, amongst other things through the introduction of common business processes, a common IT platform and common logistics systems in order to achieve economies of scale and improved service levels.

EBITA for 2002 includes EUR 57.5 million book gains generated by the sale of tangible fixed assets, largely through sale and leaseback constructions. In 2001, book gains from the sale of tangible fixed assets amounted to EUR 3.2 million.

Depreciation, including amortisation of goodwill, amounted to EUR 96.2 million in 2002, compared to EUR 98.0 million in 2001. The share in pre-tax results of associated companies decreased from EUR 4.9 million in 2001 to EUR 3.9 million in 2002.

Net financial expense for the year under review decreased from EUR 75.3 million in 2001 to EUR 63.0 million. This decrease is primarily due to lower interest rates, the positive effect of foreign exchange differences, and a reduced need for funding in 2002. The latter was partly due to a reduction in working capital.

The Group's effective tax rate at 23.4% was more or less in line with 2001. Note 19 to the annual accounts shows a reconciliation of the effective tax rate to the expected statutory tax rate.

Cash earnings (ordinary profit after taxes before amortisation of goodwill) for the year ended December 31, 2002 were EUR 166.7 million, a decrease of 30.3% compared to EUR 239.1 million in 2001. Cash earnings per share decreased by 31.3% from EUR 2.196 in 2001 to EUR 1.508 in 2002.

The net extraordinary result before taxes was a negative of EUR 95.8 million (after tax EUR 75.0 million). The main items included in this result are a EUR 10.7 million charge for a further headcount reduction and a EUR 78.1 million charge related to the costs of the Change Program in the PPS division, in particular the costs of the development and implementation of the ERP system and the streamlining of the logistics infrastructure, which are not capitalised. In addition, a charge of EUR 9.0 million is included primarily for divestment or restructuring of non-core activities and a charge of EUR 1.4 million related to the book loss on the divestment of some subsidiaries. Finally, a net refund of EUR 3.5 million by Sagittarius, Hagemeyer's pension fund in the Netherlands, is included in the extraordinary result. Note 21 to the annual accounts includes a detailed description of the individual extraordinary income and expense items.

Financial position

Total assets at December 31, 2002 were EUR 3,302.1 million, a decrease of EUR 417.4 million compared to the prior year (2001: EUR 3,719.5 million). The net effect of acquisitions and divestments, led to a decrease in total assets of EUR 19.9 million. Movements in foreign exchange rates are estimated to have a negative effect in excess of EUR 280 million. The average working capital decreased compared to the prior year. This reflects both an improvement in working capital utilisation and the negative organic growth during the year. Average working capital as a percentage of net sales improved slightly, from 14.9% in 2001 to 14.8%.

Intangible assets at December 31, 2002 were EUR 652.4 million. Of this, EUR 61.4 million relates to capitalised expenditure for software licences and the programming and testing of the ERP system. In addition, EUR 583.3 million of capitalised goodwill is included in this item as at December 31, 2002.

Shareholders' equity (before the appropriation of profit) decreased from EUR 999.2 million at the end of 2001 to EUR 928.6 million. This decrease reflects the year's net profit, the negative effect of movements in foreign exchange rates and dividends paid during the year. Note 9 to the annual accounts shows the movements in shareholders' equity during the year.

The Group's net interest bearing debt decreased from EUR 1,208.3 million at the end of 2001 to EUR 1,040.4 million. This decrease was in part due to improved working capital management, which resulted in lower inventory levels, amongst other things. Combined with the proceeds from the sale of tangible fixed assets and positive movements in foreign exchange rates, this resulted in a decrease of the net interest bearing debt by EUR 167.9 million. The free cash flow, after deduction of the net cash flow from extraordinary items as well as dividends paid in 2002, amounts to EUR 101.2 million (2001: EUR 181.9 million).

As part of the strategy to diversify sources of funding and lengthen the average maturity profile of its debts, Hagemeyer has completed a USD 211 million private placement in 2002 with seven and ten year maturity periods. In addition, the existing EUR 400 million syndicated credit facility, due to mature in 2003, has been replaced by a new EUR 500 million facility, which will expire in four years time.

As a result of these transactions, Hagemeyer has long term committed credit facilities of over EUR 1 billion with an average maturity of 4.4 years. The new facilities come in addition to existing committed short term facilities of approximately EUR 200 million. Based on current interest rate levels, the Group's effective interest rate will increase by approximately 1% compared to the average for 2002 of 4.5%.

The interest cover ratio (EBITA / net interest expense) at December 31, 2002 was 4.8, well above management's target ratio of 3.5. The ratio of net interest bearing debt / EBITDA at December 31, 2002 of 3.2 also remained within management's target ratio of 3.5.

During the year, the Group utilised EUR 54.9 million of its restructuring and reorganisation provisions. Of the total, approximately EUR 40 million was for costs incurred for the reorganisation of the PPS division. This primarily included streamlining the logistics infrastructure, rationalisation of the branch network in Europe and North America, and reducing headcount.

Cash flow performance

Cash flow from operational activities for the year ended December 31, 2002 was EUR 228.9 million, a decrease of EUR 127.8 million (2001: EUR 356.7 million). The decrease reflects lower EBITA (EUR 160.4 million, excluding proceeds from the sale of fixed assets). In addition, the working capital decreased less strongly in 2002 compared to 2001 (by EUR 49.9 million and EUR 80.9 million, respectively). Contrary to this, net interest and taxes paid decreased by EUR 16.2 million and EUR 38.7 million, respectively.

The investment in tangible fixed assets was EUR 97.9 million in 2002 compared to EUR 142.1 million in 2001. Proceeds of the sale of tangible fixed assets were EUR 88.1 million (2001: EUR 49.0 million).

The cash outflow from extraordinary items of EUR 72.3 million was significantly higher in 2002 compared to 2001 (EUR 21.5 million). The main reason for this increase was higher expenditure related to the implementation of the Change Program, which in 2001 was still partly presented as investments in tangible fixed assets (see also note 3 to the annual accounts). Dividends paid in 2002 amounted to EUR 45.6 million (2001: EUR 60.2 million).

The free cash flow, after deduction of the net cash flow from extraordinary items and dividends paid in 2002, amounts to EUR 101.2 million (2001: EUR 181.9 million). In 2002, the free cash flow financed the reduction of the net interest bearing debt and some minor acquisitions.

Professional Products and Services (PPS)

PPS Total

(EUR millions)	2002	2001
Net sales	**5,876.2**	6,195.5
Gross profit	**1,377.8**	1,493.2
Gross profit as a % of net sales	**23.4%**	24.1%
EBITA	**199.6**	300.7
EBITA as a % of net sales	**3.4%**	4.9%
Working capital as a % of net sales	**18.1%**	16.9%

For Hagemeyer's core activity PPS the market as a whole did not show any improvement versus the first half year, although developments varied per region. Market conditions in the USA, Germany and the UK continued to deteriorate. Particularly in December, the order intake throughout the PPS division was very low. In the UK the disruption caused by the introduction of the new ERP system and the new regional distribution centre resulted in a temporary loss of market share. Organic growth for the year therefore was negative 4.2%, reflecting a split of negative growth of 5.5% in the first half and negative growth of 3.0% in the second half of the year.

Continuing poor economic conditions in 2002 resulted in increased pricing pressure. In addition, operational problems experienced in the UK had a substantial negative effect on gross profit. Furthermore, measures taken to reduce inventory levels for the entire division resulted in a one-off reduction in income from supplier bonuses. All in all this resulted in a gross margin decrease from 24.1% in 2001 to 23.4% in 2002.

The significant decrease in EBITA margin, from 4.9% in 2001 to 3.4%, is due to the high operational gearing inherent in the division's activities. In addition, costs related to the Group's Change Program put extra pressure on operating profit.

In 2002, measures to reduce operational costs and increase productivity resulted in a reduction of headcount by more than 700, amongst other things. In addition, as part of the strategic Change Program, regional distribution centres have gone live during 2002 in the UK, the USA and Central Europe.

The division's EBITA for the year includes EUR 52.7 million book gains realised as a result of the sale of tangible fixed assets, mainly through sale and lease back constructions.

PPS Europe

(EUR millions)	**2002**	2001
Net sales	**3,867.9**	3,998.7
Gross profit	**916.8**	982.9
Gross profit as a % of net sales	**23.7%**	24.6%
EBITA	**157.8**	214.6
EBITA as a % of net sales	**4.1%**	5.4%
Working capital as a % of net sales	**17.2%**	15.7%

Net sales for the year ended December 31, 2002 were EUR 3,867.9 million, a decrease of 3.3% compared to the prior year. Some minor divestments resulted in a decrease in sales of EUR 29.1 million. Foreign exchange rate movements had a positive effect on sales of EUR 3.3 million.

For the full year, organic growth was negative 2.6% (EUR 105.1 million), with the first and the second half showing a negative 2.8% and a negative 2.5%, respectively. Developments in the high-volume markets Germany and the UK were negative. The results in the UK in particular were disappointing. Due to operational problems following the introduction of the ERP system at Newey & Eyre, the main operating subsidiary, and the commissioning of a new regional distribution centre, the high service levels which customers have come to expect from Hagemeyer could not be maintained. As a result, market share was lost. In addition, for the first time in many years the UK electrical distribution market has contracted. Declining sales in Germany and the UK were to a limited extent offset by positive organic growth in Spain and Scandinavia.

Gross profit for the year was EUR 916.8 million, a decrease of EUR 66.1 million compared to the prior year. Gross profit as a percentage of net sales decreased from 24.6% in 2001 to 23.7%. This decrease is due to pricing pressure, caused by further deteriorating economic conditions and a change in the sales mix at PPS Europe. In addition, operational problems in the UK negatively impacted gross profit. Moreover, measures to reduce inventory levels in the division resulted in a one-off reduction in income from supplier bonuses.

EBITA was down from EUR 214.6 million in 2001 to EUR 157.8 million. As a percentage of net sales, the EBITA margin decreased from 5.4% in 2001 to 4.1%. The significant decrease in EBITA margin results from the high operational gearing and extra costs related to the Group's Change Program.

EBITA for 2002 includes EUR 52.3 million book gains as a result of the sale of tangible fixed assets, mainly through sale and lease back constructions.

Working capital as a percentage of net sales increased by 1.5% to 17.2%. This was due to the fact that the rapidly declining sales could not be offset by a proportional decrease in working capital. In addition, working capital in the UK increased as a result of the above-mentioned operational problems.

PPS North America

(EUR millions)	2002	2001
Net sales	**1,560.8**	1,751.1
Gross profit	**357.3**	409.5
Gross profit as a % of net sales	**22.9%**	23.4%
EBITA	**21.7**	71.1
EBITA as a % of net sales	**1.4%**	4.1%
Working capital as a % of net sales	**21.6%**	20.2%

Net sales for the year ended December 31, 2002 were EUR 1,560.8 million, a decrease of 10.9% compared to EUR 1,751.1 million in 2001. Acquisitions had a positive effect on sales of EUR 71.0 million. The negative effect of foreign exchange rate movements on sales was EUR 89.7 million.

For the full year organic growth was negative 10.3% (EUR 171.6 million), with the first and the second half showing a negative 13.0% and a negative 7.4%, respectively. The reduction in sales is mainly attributable to a large decline in Hagemeyer's most important markets, i.e. production and the commercial construction and installation market. The substantial loss of jobs in production in the USA had a direct impact on some of our key product categories, like safety. Sales from long term Integrated Supply contracts also decreased in 2002 due to lower volumes on the part of our customers. These lower volumes could not be offset by new contracts.

Despite tough market conditions, substantial progress has been made in integrating the individual operating units in the USA. The sales forces have been fully integrated in 2002, and the first regional distribution centre has gone live.

Gross profit for the year ended December 31, 2002 was EUR 357.3 million, or 22.9% as a percentage of net sales (2001: 23.4%). Gross profit declined as a result of a combination of lower volumes and increased pricing pressure during the year.

EBITA at December 31, 2002 was EUR 21.7 million. EBITA as a percentage of net sales was 1.4%. Despite extensive cost reduction programs, the rapidly declining sales volume and lower gross margins resulted in a significantly lower EBITA.

Furthermore, due to the rapid sales decline, the working capital efficiency decreased, resulting in a deterioration of the working capital ratio from 20.2% to 21.6%.

PPS Asia-Pacific

(EUR millions)	2002	2001
Net sales	**447.6**	445.7
Gross profit	**103.7**	100.9
Gross profit as a % of net sales	**23.2%**	22.6%
EBITA	**20.1**	14.9
EBITA as a % of net sales	**4.5%**	3.4%
Working capital as a % of net sales	**13.6%**	15.5%

Net sales showed a slight increase from EUR 445.7 million in 2001 to EUR 447.6 million. The net effect of minor divestments and acquisitions led to a decrease in sales of EUR 16.7 million. The negative effect of foreign exchange rate movements on sales was EUR 1.2 million.

For the full year organic growth was 4.7% (EUR 19.8 million), with the first and the second half showing 0.7% and 8.7%, respectively. The sales growth was supported by a recovery of the C&I (Construction & Installation) market segment. In addition, the market share of Hagemeyer Electrical Group (HEG) increased, and a good start was made with Integrated Supply services and the sale of safety products. HAPE sales decreased substantially as a result of the significant decline in the electronics market.

Gross profit for the year ended December 31, 2002 was EUR 103.7 million, or 23.2% as a percentage of net sales. The increase in gross profit is mainly due to the improved sales mix. EBITA for 2002 was EUR 20.1 million, or 4.5% of net sales. Cost efficiencies initiated in 2001 had a positive effect on the operational results of the division in 2002. More efficient inventory utilisation at Hagemeyer Electrical Group resulted in a significant improvement in the working capital ratio from 15.5% to 13.6%.

Information Technology Products and Services (ITPS)

(EUR millions)	2002	2001
Net sales	**1,647.3**	1,737.8
Gross profit	**98.5**	106.9
Gross profit as a % of net sales	**6.0%**	6.1%
EBITA	**31.2**	26.6
EBITA as a % of net sales	**1.9%**	1.5%
Working capital as a % of net sales	**6.5%**	9.1%

The division's sales decreased from EUR 1,737.8 million to EUR 1,647.3 million in 2002. Discontinuation of the Tech Pacific activities in the Philippines and the deconsolidation of the Dutch IT distribution activities resulted in a sales decline of EUR 129.1 million. The negative effect of foreign exchange rate movements was EUR 46.5 million.

As of May 1, 2001, the Dutch IT distribution activities have been transferred into a joint venture, as a result of which sales from these activities are no longer consolidated. Consequently, the ITPS division now only consists of Tech Pacific, with activities in Asia-Pacific. Tech Pacific distributes PCs, software, peripherals and network and telecommunications products, amongst other things.

For the full year organic growth at Tech Pacific was 5.5%. In the first half of 2002 growth was still negative 5.2%, but in the second half a strong positive growth of 18.3% was achieved, despite the still weak market for IT products. The strong growth in sales and market share of Tech Pacific was mainly achieved in Australia. In India, after a difficult first half year, the second half of the year showed a recovery resulting in positive organic growth.

Gross margin of the division decreased by 0.1%, as a result of the Dutch IT activities no longer being consolidated. The Tech Pacific gross margin increased by 0.1%, despite difficult market conditions facing the sector during the entire year, resulting in heavy pricing pressure.

During the second half of 2001, Tech Pacific in Australia put a cost reduction program in place leading to a headcount reduction of approximately 30% in 2002. This action, in combination with stringent cost control elsewhere within the organisation, allowed Tech Pacific to significantly improve EBITA, both in absolute figures and as a percentage of sales. All in all, this resulted in an EBITA for the division of EUR 31.2 million (2001: EUR 26.6 million), and an EBITA margin of 1.9% (2001: 1.5%).

During 2002, Tech Pacific incurred extraordinary costs with respect to restructuring and the discontinuation of the activities in the Philippines in the amount of EUR 3.0 million.
Note 21 to the annual accounts provides commentary on the nature of these extraordinary costs.

The improvement in the working capital ratio from 9.1% in 2001 to 6.5% in 2002, is due to a significantly more efficient working capital utilisation.

Agencies / Consumer Electronics

(EUR millions)	2002	2001
Net sales	**819.9**	902.4
Gross profit	**245.0**	271.4
Gross profit as a % of net sales	**29.9%**	30.1%
EBITA	**66.3**	79.0
EBITA as a % of net sales	**8.1%**	8.8%
Working capital as a % of net sales	**19.7%**	21.3%

Net sales for the year ended December 31, 2002 of the Agencies / Consumer Electronics division were EUR 819.9 million, a decrease of EUR 82.5 million, or 9.1% compared to the prior year. Foreign exchange rate movements negatively impacted sales by EUR 32.2 million. EUR 57.0 million of the decrease is attributable to the net effect of divestments and acquisitions, particularly as a consequence of the discontinuation of some under-performing agencies of HCL. The group focuses on the marketing of numerous premier brands, either as exclusive representative or as licensee. HCL represents top brandnames in the field of sport and leisure goods, domestic appliances and fashion items in the Asia-Pacific region. For the full year the division generated organic growth of 0.8%, with the first and the second half showing a negative 2.1% and a positive 3.4%, respectively.

With 11.2%, HCL has driven the division's organic growth. This growth was largely eliminated by the disappointing sales development in the consumer electronics activities of GPX in the USA, due to a decline in consumer confidence. The agencies at Dutch Haagtechno and Fodor also faced tough market conditions.

In 2002 the division realised an EBITA of EUR 66.3 million (2001: EUR 79.0 million). EBITA as a percentage of net sales decreased from 8.8% in 2001 to 8.1% in 2002. This was due to the significantly lower profitability of the consumer electronics activities in the USA in particular.

In 2002, extraordinary costs incurred or provided for, primarily for the planned exit from certain activities at HCL and Fodor, amounted to EUR 6.0 million before taxes.

The working capital efficiency, calculated as a percentage of net sales, improved from 21.3% in 2001 to 19.7% in 2002. In 2002, all the division's subsidiary companies contributed to this improvement.

Human Resources

The process of integration and co-ordination of the worldwide PPS activities continued during 2002. The companies which have meanwhile been grouped in regions, use identical organisational structures, leading to a more focused management at lower cost. The Change Program has made an important contribution to the realisation of these new structures.

In 2002, a worldwide performance development & measurement program was initiated, which is currently being developed further in several parts of the Group. Based on clearly defined targets, the program stimulates the development of specific expertise with the managers of our companies.

In addition to training on the job, a management development program for promising young employees from all parts of the world, provides focused training programs at renowned universities.

Management incentive programs are linked directly to the objectives for the Group. In 2003, these programs will be continued with special focus on return on invested capital, including reduction of working capital and the implementation of programs to improve operational profit.

The average number of employees reduced from 24,314 in 2001 to 23,029 in 2002. This reduction is primarily a result of reorganisations in the core PPS activities and at Tech Pacific. As at December 31, 2002 the number of employees has decreased to 21,445 (2001: 22,600).

Salaries, costs of social security and pension costs decreased by EUR 14.6 million to EUR 882.5 million in 2002. As a result of the lower sales, the personnel costs as a percentage of net sales, were 10.6% compared to 10.2% in 2001. Options outstanding at year end were 1,252,226, which represents 1.1% of the ordinary shares in issue.

Proposed Appropriation of Net Profit

Duly observing Article 36 of the Articles of Association, the proposed profit appropriation will be as follows:

(EUR 000's)

Net Profit	56,790
Less: dividend on cumulative preference shares	2,284
Less: interim dividend paid of EUR 0.15 per ordinary share	16,418
Less: final dividend proposed of EUR 0.18 per ordinary share [1]	19,703
Transfer to retained earnings	**18,385**

[1] the proposed dividend has not yet been appropriated in the balance sheet

Upon approval the dividend will be payable from May 16, 2003.

Prospects

Given the mounting political and economic uncertainty at this time, it is not possible to predict how our markets will develop during 2003. It is quite certain that the first half year will be tough. Against this background Hagemeyer will focus on the elements of the business over which it can exercise influence. The Change Program will continue to be rolled out step by step at a measured pace. The new business model allows for greater focus on customer and product profitability and will lead to further improvements in working capital and operating efficiency. We are confident that the measures being taken will leave the Group well placed to fully benefit from a future recovery of our markets.

Naarden, March 4, 2003

Board of Management

R. ter Haar, Chairman

Annual Accounts

Naarden, March 4, 2003

Supervisory Board

P.J. Kalff, Chairman

D.G. Eustace, Vice Chairman

T.Y. Yasuda

W.F.Th. Corpeleijn

Board of Management

R. ter Haar, Chairman

Consolidated Balance Sheet as at December 31

(Before appropriation of net profit)

(EUR 000's)	Notes	2002	2001
Assets			
Non-current Assets			
Intangible fixed assets	3	**652,397**	730,004
Tangible fixed assets	4	**261,838**	328,667
Financial fixed assets	5	**39,935**	41,610
Deferred taxes	11	**91,129**	80,607
		1,045,299	1,180,888
Current Assets			
Inventories	6	**817,138**	959,855
Trade receivables	7	**1,257,646**	1,388,414
Other receivables and prepayments	8	**137,025**	134,919
Cash and deposits		**44,995**	55,410
		2,256,804	2,538,598
		3,302,103	3,719,486
Shareholders' Equity and Liabilities			
Shareholders' Equity	9	**928,575**	999,220
Minority Interest		**3,649**	9,547
Subordinated Debt	10	**150,000**	150,000
Risk bearing Capital		**1,082,224**	1,158,767
Non-current Liabilities			
Provisions	11	**168,328**	216,669
Long-term debt	12	**703,157**	710,688
Other long-term liabilities		**1,456**	1,947
		872,941	929,304
Current Liabilities			
Trade payables and other current liabilities	13	**1,116,159**	1,230,378
Short-term debt and current portion of long-term debt		**230,779**	401,037
		1,346,938	1,631,415
		3,302,103	3,719,486

See accompanying notes on pages 37 to 66

Naarden, March 4, 2003

Supervisory Board

Board of Management

Consolidated Profit and Loss Account for the year ended December 31

(EUR 000's)	Notes	2002	2001
Net Sales		8,343,472	8,835,726
Cost of sales		(6,622,096)	(6,964,251)
Gross Profit		1,721,376	1,871,475
Operating expenses excluding amortisation of goodwill	16	(1,516,112)	(1,505,378)
Other operating income - net	17	60,841	6,862
Operating Profit before amortisation of Goodwill		266,105	372,959
Goodwill amortisation		(34,848)	(35,849)
Operating Profit		231,257	337,110
Share in pre-tax results of associated companies		3,871	4,937
Financial expense - net	18	(62,990)	(75,331)
Ordinary Profit before Taxes		172,138	266,716
Taxes	19	(40,279)	(61,269)
Minority interest		(45)	(2,183)
Ordinary Profit after Taxes		131,814	203,264
Net extraordinary (Expense) / Income after Taxes	21	(75,024)	(49,785)
Net Profit		56,790	153,479
Data per ordinary share (rounded to the nearest Euro cent)			
Ordinary profit after taxes before amortisation of goodwill		1.51	2.20
Ordinary profit after taxes before amortisation of goodwill, fully diluted		1.50	2.18
Ordinary profit after taxes		1.19	1.86
Ordinary profit after taxes, fully diluted		1.18	1.85
Net profit		0.50	1.40
Net profit, fully diluted		0.50	1.40
Weighted average no. of ordinary shares outstanding		108,975,339	107,797,295
Weighted average no. of fully diluted ordinary shares outstanding		110,235,424	108,696,781

See accompanying notes on pages 37 to 66

Naarden, March 4, 2003

Supervisory Board

Board of Management

Consolidated Statement of Cash Flows for the year ended December 31

(EUR 000's)	2002	2001
Operating Activities		
Operating profit	231,257	337,110
adjusted for:		
Depreciation and amortisation	96,173	97,983
(Gain) / Loss on sale of fixed assets	(57,618)	(4,052)
Changes in working capital:		
- Inventories	62,610	86,323
- Receivables	27,104	53,549
- Trade and other creditors	(39,860)	(58,939)
Changes in provisions	(5,782)	(19,422)
Operating cash flow	313,884	492,552
Interest received	5,678	9,368
Dividends received from associates	1,529	5,504
Interest paid and similar charges	(70,208)	(90,102)
Taxes paid	(21,943)	(60,616)
Net Cash from operational Activities	228,940	356,706
Net Cash from extraordinary Items	(72,305)	(21,476)
Investing Activities		
Purchase of fixed assets	(97,913)	(142,113)
Sale of fixed assets	88,094	48,998
Acquisitions of subsidiaries, net of cash acquired	(21,304)	(257,933)
Divestments of / (Investments in) subsidiaries, participations and other investments	(30)	(7,051)
Other investments and receivables - net	(3,033)	(3,435)
Net Cash used in investing Activities	(34,186)	(361,534)

(EUR 000's)	2002	2001
Financing Activities		
Proceeds from long-term loans and similar instruments	**526,558**	164,466
Payments of long-term loans and similar instruments	**(440,006)**	(21,147)
Dividends paid to minority interests	**(524)**	(365)
Dividends paid to shareholders	**(45,093)**	(59,875)
Net Cash from financing Activities	**40,935**	83,079
Net increase in Cash and Cash Equivalents	**163,384**	56,775
Change in Cash and Cash Equivalents		
At January 1	**(317,544)**	(383,579)
Net increase in cash and cash equivalents	**163,384**	56,775
Currency translation effects	**38,415**	9,260
At December 31	**(115,745)**	(317,544)
Cash and Cash Equivalents comprise:		
Cash and deposits	**44,995**	55,410
Short-term debt	**(160,740)**	(372,954)
	(115,745)	(317,544)

See accompanying notes on pages 37 to 66

Naarden, March 4, 2003

Supervisory Board

Board of Management

Company Balance Sheet as at December 31

(Before appropriation of net profit)

(EUR 000's)	Notes	2002	2001
Assets			
Non-current Assets			
Intangible fixed assets	22	**54,543**	44,942
Tangible fixed assets	23	**1,581**	1,482
Financial fixed assets	24	**1,882,866**	1,815,911
		1,938,990	1,862,335
Current Assets			
Receivables	25	**54,091**	32,478
Cash and deposits		**22**	27
		54,113	32,505
		1,993,103	1,894,840
Shareholders' Equity, Provisions and Liabilities			
Shareholders' Equity	26		
Share capital		**162,215**	160,649
Share premium		**62,118**	63,684
Cumulative translation reserve		**(35,116)**	47,223
Retained earnings		**739,358**	727,664
		928,575	999,220
Subordinated Debt		**100,000**	100,000
Provisions	27	**14,043**	13,852
Current Liabilities	28	**950,485**	781,768
		1,993,103	1,894,840

See accompanying notes on pages 37 to 66

Naarden, March 4, 2003

Supervisory Board

Board of Management

Company Profit and Loss Account for the year ended December 31

(EUR 000's)	Notes	2002	2001
Result from Participations after Taxes		**55,118**	122,826
Other Results	29	**1,672**	30,653
Net Profit		**56,790**	153,479

The Company's financial information has been included in the consolidated accounts. Accordingly article 402, Book 2 of the Netherlands Civil Code has been applied in respect of the Company profit and loss account.

See accompanying notes on pages 37 to 66

Naarden, March 4, 2003

Supervisory Board

Board of Management

Proposed appropriation of net profit

(not incorporated in the balance sheet)

(EUR 000's)	2002	2001
7.40 % cumulative preference share dividend	**2,284**	2,340
Interim dividend of EUR 0.15 (2001: EUR 0.25) per ordinary share	**16,418**	27,037
Proposed final dividend of EUR 0.18 (2001: EUR 0.52) per ordinary share	**19,703**	56,240
Proposed transfer to retained earnings	**18,385**	67,862
	56,790	153,479

The final dividend is based on the number of shares outstanding at December 31, 2002, and assumes that the entire ordinary dividend will be paid in cash.

See accompanying notes on pages 37 to 66

Naarden, March 4, 2003

Supervisory Board

Board of Management

Notes to the Accounts

1 General

For the purpose of complying with articles 379 and 414, Book 2 of the Netherlands Civil Code, a complete list of companies associated with the Group is available at the Chamber of Commerce in Hilversum and at the Company's offices. The principal operating companies included in the consolidation of the Hagemeyer Group are listed on pages 79 to 87 of this report. Contrary to previous years the accounts are prepared before the proposed appropriation of net profit. The comparable figures have been adjusted for this purpose.

2 Principal Accounting Policies

a. Functional Currency

The consolidated financial statements of the Group and the financial statements of the Company are presented in Euro.

b. Basis of Consolidation

The consolidated financial statements include the financial statements of Hagemeyer N.V. ("the Company") and its consolidated subsidiaries or other companies that belong to the Group. Subsidiaries are those companies in which the Company owns directly or indirectly, more than 50% of the voting rights or where the Company is in the position to directly or indirectly appoint or dismiss more than 50% of the members of the Board of Management or the Supervisory Board. Subsidiaries acquired during the year are consolidated for the period from the date of acquisition. The date of acquisition is determined as the date on which the Group assumed effective control over the operations of the company. All intercompany accounts and transactions between Group companies are eliminated. The interest of minority shareholders in the earnings and equity of consolidated subsidiaries is deducted in determining the Group's profit after taxes and shareholders' equity.

c. Investments in associated Companies and Joint Ventures

Associated companies are those in which the Group is unable to exercise management control over the operations. Investments in associated companies are accounted for by the equity method of accounting. Under this method the Group's interest in the associate is carried on the balance sheet at its net asset value and the Group's share of the associate's profit or loss before taxes for the year is recognised in the profit and loss account. The related taxation charge is included in the consolidated profit and loss account under "Taxes".

Participations in joint ventures are accounted for as associated companies.

d. Foreign Currency

Transactions during the year denominated in foreign currencies are translated into respective local currencies at exchange rates approximating those ruling at the time of the transaction or at exchange rates determined from contracts entered into to hedge the particular transactions. Assets and liabilities denominated in foreign currencies are translated into respective local currencies at the exchange rates ruling on the balance sheet date or at the contract rates. Exchange differences arising are charged or credited to the profit and loss account.

Goodwill and other adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

The income statements of foreign entities are translated into Euro at exchange rates approximating those ruling at the time of the transactions. The balance sheets of foreign entities and the net investments in foreign entities in the Company accounts are translated into Euro at the exchange rates prevailing at the balance sheet date. Exchange differences arising on translation are credited or charged to a cumulative translation reserve in the shareholders' equity.

e. Intangible Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associated company at the date of the acquisition. Goodwill arising on or after January 1, 2000, is reported in the balance sheet as an intangible asset and is amortised using the straight-line method over its estimated useful life not exceeding 20 years. Goodwill that arose prior to January 1, 2000, was charged in full to retained earnings.

The carrying amount of goodwill is reviewed annually and written-down where necessary for permanent impairment.

For divestments of entities acquired prior to January 1, 2000, the goodwill previously charged to retained earnings is not included in the gain or loss from the divestment.

Software

Expenditures concerning procured software licenses and the development of software are capitalised as intangible assets and amortised over the period of their estimated useful lives, not exceeding 7 years. Only expenditures directly related to programming and testing of software qualifies for capitalisation. Indirect expenditures, and expenditures for research, implementation, training and data-migration are expensed when incurred.

Interest costs incurred in the construction stage of projects are capitalised.

Trademarks and Tradenames

The value of trademarks and tradenames acquired is capitalised and amortised over the period of their estimated useful lives, not exceeding 10 years.

f. Tangible Fixed Assets

Tangible fixed assets are stated at cost less depreciation. Fixed assets not for operational use are carried at the lower of net book value or estimated net realisable value.

Depreciation is calculated on the straight-line method to write off the cost of individual assets to their residual values over their estimated useful life as follows:

Buildings	20 - 30 years
Machinery and equipment	5 - 10 years
Motor vehicles	3 - 5 years
IT hardware	3 - 7 years
Leasehold improvements	over the term of related lease

Land is not depreciated.

g. Financial Fixed Assets

Subsidiaries, associated companies and joint venture participations are carried at net asset value in the Company accounts.

The Company's share in the undistributed earnings of subsidiaries, associated companies and joint ventures is taken to retained earnings, except in cases where the Company is unable to secure payment of dividend. In such cases the share in undistributed earnings is taken to a legal reserve.

Participations not belonging to the Group, and over which Hagemeyer can not excercise management control, are carried at cost less a provision for permanent impairment in value, if any. Income derived from these participations is recognised only when dividends are received.

h. Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated on either the first-in first-out or the weighted average purchase price method, and includes all costs incurred in bringing the goods to their present location.

i. Marketable Securities

Marketable securities held as current assets are stated at the lower of cost or market value. Income thereon is recognised using the accrual basis of accounting.

j. Provisions

Provisions are made for actual legal or constructive obligations in the ordinary course of business and / or from restructuring or reorganisation, existing at the balance sheet date arising from past events, which will be settled in the future.

The Company and its subsidiaries maintain pension plans covering the majority of its employees. Pension plans include defined benefit and defined contribution schemes. Funding policy varies according to local practice and regulations and varies from fully funded arrangements to unfunded plans. Periodic pension costs and pension liabilities are determined by actuarial valuations following local practice and regulations.

Certain of the Company's subsidiaries provide warranties on products sold. Provision is made for the estimated costs arising under these warranties.

k. Taxes

Taxes on income are accrued in the same period as the revenues and expenses to which they relate.

Deferred taxes are recorded using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial purposes, except for those differences related to investments in subsidiaries where their reversal will not take place in the foreseeable future. Provision for taxes, which could arise on the remittance of retained earnings related to subsidiaries, is only made when there is a current intention to remit such earnings. Currently enacted statutory rates are used to determine deferred taxes.

The principal temporary differences arise from depreciation on Buildings, Plant and Machinery, provisions for restructuring which are only deductible for tax purposes when the actual expenses are incurred and tax losses carried forward. Deferred tax assets relating to the carry-forward of unused tax losses are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses can be utilised.

l. General

Unless otherwise indicated, assets and liabilities are carried at their nominal value.

m. Net Sales

Sales are recognised upon delivery of products and customer acceptance or performance of services, net of sales taxes and discounts, and after eliminating sales and unrealised profit within the Group.

n. Consolidated Statement of Cash Flows

The consolidated statement of cash flows is prepared using the indirect method.

Balance sheet and profit and loss items are adjusted for changes which have no influence upon receipts and payments during the year. Cash flows relating to extraordinary items are disclosed separately.

Cash and cash equivalents in the consolidated statement of cash flows comprise cash in hand, deposits held with banks and investments in money market instruments net of amounts drawn under short-term credit facilities.

Non-current Assets

3 Intangible Fixed Assets

(EUR 000's)	Goodwill	Software	Trademarks and Tradenames	**Total 2002**	Total 2001
Net book value at January 1	669,550	51,830	8,624	**730,004**	559,542
Additions	11,282	13,339	-	**24,621**	193,422
Disposals	-	(29)	-	**(29)**	(234)
Amortisation	(34,848)	(3,776)	(947)	**(39,571)**	(36,408)
Effect of movement in foreign exchange rates	(62,675)	66	(19)	**(62,628)**	13,682
Net book value at December 31	583,309	61,430	7,658	**652,397**	730,004
Cost	658,839	76,484	11,676	**746,999**	780,846
Accumulated amortisation	(75,530)	(15,054)	(4,018)	**(94,602)**	(50,842)
Net book value at December 31	583,309	61,430	7,658	**652,397**	730,004

Additions to goodwill during 2002 include approximately EUR 1 million for fair value adjustments and earn-out payments relating to the acquisitions made in 2001. In connection with an earlier acquisition, in 2002 an agreed earn-out period expired. Since management expects no payment obligations to arise from this, no liability has been included in the balance sheet.

The amount of software capitalised as per January 1, 2002, was previously recorded in the annual report 2001 under the heading tangible fixed assets.

The amount of interest capitalised within intangible fixed assets at December 31, 2002 is EUR 3.1 million (2001: EUR 0.9 million).

The remaining estimated useful life of the intangible assets is approximately:

Goodwill	17 years
Software	6-7 years
Trademarks and Tradenames	9 years

At December 31, 2002, there were outstanding capital commitments amounting to approximately EUR 7 million. These commitments concern the Group's implementation of a common IT platform which will be spent over the next three years.

4 Tangible Fixed Assets

(EUR 000's)	Land and Buildings	Plant and Machinery	Office and Computer Equipment	Other Operating Fixed Assets	**Total 2002**	Total 2001
Net book value at January 1	151,187	64,498	81,805	31,177	**328,667**	328,760
Fixed assets of acquired subsidiaries	231	141	61	120	**553**	13,552
Fixed assets of divested subsidiaries	(478)	(1,525)	(647)	(71)	**(2,721)**	(1,373)
Effect of movement in foreign exchange rates	(5,777)	(4,666)	(6,059)	1,156	**(15,346)**	3,005
Additions	11,864	22,537	34,141	6,473	**75,015**	90,055
Disposals	(44,946)	(1,449)	(14,400)	(3,388)	**(64,183)**	(43,476)
Depreciation	(8,970)	(13,967)	(26,898)	(10,312)	**(60,147)**	(61,856)
Reclassifications	2,325	(2,675)	1,433	(1,083)	**-**	-
Net book value at December 31	105,436	62,894	69,436	24,072	**261,838**	328,667
Cost	163,747	149,502	235,152	50,280	**598,681**	746,148
Accumulated depreciation	(58,311)	(86,608)	(165,716)	(26,208)	**(336,843)**	(417,481)
Net book value at December 31	105,436	62,894	69,436	24,072	**261,838**	328,667

The current value of land and buildings has been estimated at EUR 117 million (2001: EUR 190 million), or EUR 12 million above book value.

5 Financial Fixed Assets

(EUR 000's)	2002	2001
Non-consolidated Subsidiaries		
At January 1	-	2,549
Transfers	-	(2,549)
At December 31	-	-
Associated Companies		
At January 1	24,103	11,009
Effect of movement in foreign exchange rates	(2,024)	694
Add: investments	-	900
share in net income for the year	3,342	3,762
transfer from / (to) consolidated subsidiaries	(2,335)	13,900
Less: sale of participations	(92)	(759)
dividends received / repayment of invested capital	(2,335)	(5,403)
At December 31	20,659	24,103
Other Investments		
At January 1	788	3,873
Effect of movement in foreign exchange rates	(51)	180
Add: investments	80	135
Less: sale of investments	(25)	(343)
write-down of carrying value	(403)	(3,057)
At December 31	389	788

(EUR 000's)		2002	2001
Other Receivables			
At January 1		**16,719**	11,429
Effect of movement in foreign exchange rates		**(1,626)**	479
Add:	new receivables	**4,575**	4,127
	acquisitions	**-**	422
	receivables from associated companies	**-**	1,024
Less:	settlements	**(781)**	(762)
At December 31		**18,887**	16,719
Total Financial Fixed Assets		**39,935**	41,610

Other receivables comprise amounts due from third parties in respect of deferred proceeds of disposals, interest bearing loans to customers and other long-term receivables or prepayments.

Current Assets

6 Inventories

(EUR 000's)	2002	2001
Finished goods	**817,138**	959,855
Inventories have been stated net of a provision, to reduce cost to estimated realisable value, of	**63,202**	80,979

7 Trade Receivables

(EUR 000's)	2002	2001
Trade debtors	**1,257,646**	1,388,414
Trade debtors have been stated net of a provision for doubtful accounts receivable, of	**52,896**	63,632

The provision for doubtful accounts receivable has been calculated on a consistent basis, with reference to specific receivables taking into account ageing and credit risk.

8 Other Receivables and Prepayments

(EUR 000's)	2002	2001
Other receivables	**77,942**	66,018
Prepayments	**59,083**	68,901
	137,025	134,919

9 Shareholders' Equity

(EUR 000's)	2002	2001
Shareholders' equity at January 1	**999,220**	891,198
Net profit for the year	**56,790**	153,479
Exercise of stock dividend option	**29,846**	25,100
Interim dividend paid for the year	**(16,418)**	(27,037)
Dividends on ordinary shares	**(56,240)**	(55,728)
Dividends on cumulative preference shares	**(2,284)**	(2,340)
Effect on equity from movement in foreign exchange rates	**(82,339)**	14,548
Shareholders' equity at December 31	**928,575**	999,220

The final dividend entitlement for 2001 was EUR 0.52 per share in cash or, at the option of the shareholders, 1/44 of a Hagemeyer share. Ultimately through the exercise by some shareholders of their 2001 stock dividend option, 1,304,473 shares were issued in lieu of cash dividends totalling EUR 29,846,000.

The effect on equity from the movement in foreign exchange rates shown in the equity reconciliation includes a tax charge of EUR 10.5 million (2001: tax credit of EUR 1.5 million).

Options to purchase ordinary shares of nominal value EUR 1.20 have been granted to senior executives including the Board of Management and the Executive Committee. During 2002, no share options were exercised. As a result of option holders leaving the employment of the Group, 162,706 options were cancelled. In addition to this 54,500 options expired, without exercise being possible.

Grants of options are generally subject to terms which prevent them from being exercised in the three years following the date of grant. Following this initial three year period, almost all options provide an exercise period of five years.

The position of the option programme at the beginning and end of 2002 respectively was as follows:

Year of Grant	Number of shares based on outstanding options 01-01-02	31-12-02	Exercise Price (EUR)	Share price at Date of grant (EUR)	Expiration Date
1997	22,500	-	45.11	45.11	September 16, 2002
1998	40,000	-	23.37	26.68	March 6, 2002
	12,500	4,500	30.63	30.63	September 2, 2003
	41,460	41,230	43.93	43.93	April 22, 2003
1999	64,181	63,503	26.85	26.85	March, 2007
	3,480	3,344	26.85	26.85	March 4, 2004
	18,000	-	26.85	26.85	May 31, 2002
	33,000	25,000	22.10	22.10	September 1, 2007
	4,000	-	22.10	22.10	May 31, 2002
2000	5,297	5,089	17.47	17.47	February 28, 2005
	182,000	174,000	20.00	17.47	March, 2008
	31,093	19,014	17.47	17.47	March, 2008
2001	226,000	226,000	20.00	23.90	March 7, 2006
	50,000	50,000	20.00	23.90	April 30, 2004
	25,000	25,000	20.00	23.90	May 31, 2004
	12,676	11,802	23.90	23.90	March 7, 2006
	171,000	159,000	20.00	23.90	March 7, 2009
	12,000	8,000	23.90	23.90	March 7, 2009
2002	-	83,000	20.00	23.23	March 6, 2010
	-	72,850	23.23	23.23	March 6, 2007
	-	280,894	23.23	23.23	March 6, 2010
	954,187	1,252,226			

For the stock options held by the members of the Board of Management we refer to note 20 "Remuneration of members of the Board of Management and members of the Supervisory Board 2002".

10 Subordinated Debt

The Group's subordinated debt facility amounting EUR 150 milion bears interest at a floating rate determined by reference to EURIBOR. Amounts drawn under the facility are subordinated obligations of the Company and Hagemeyer Ireland Plc and rank pari passu with any present or future subordinated obligations. The facility expires in June, 2005.

11 Provisions

(EUR 000's)	Reorganisation & Restructuring	Deferred taxes	Pensions	Warranties	Other	**Total 2002**	Total 2001
At January 1	99,378	36,377	39,565	11,605	29,744	**216,669**	235,707
Provisions of divested subsidiaries	(35)	-	(65)	(380)	-	**(480)**	32,101
Acquisitions	714	-	-	-	1,375	**2,089**	10,598
Transfers	494	(138)	(711)	-	652	**297**	(7,863)
Effect of movements in foreign exchange rates	(5,576)	(1,257)	(1,082)	(1,012)	(3,147)	**(12,074)**	2,992
Amounts charged to the profit and loss account	17,985	7,207	3,106	5,505	1,169	**34,972**	78,607
Amounts charged to the movements in foreign exchange rates (shareholders' equity)	-	10,107	-	-	-	**10,107**	-
Amounts utilised	(54,917)	-	(1,814)	(6,562)	(5,772)	**(69,065)**	(125,121)
Amounts released to the profit and loss account	(8,424)	(3,699)	(211)	(282)	(1,571)	**(14,187)**	(10,352)
At December 31	49,619	48,597	38,788	8,874	22,450	**168,328**	216,669

Approximately EUR 54 million of the provisions will be utilised within one year.

Charges to the profit and loss account during 2002 for restructuring and reorganisation include an extraordinary charge of EUR 17 million relating to discontinuation or restructuring of non-core activities and further headcount reduction within the core activities.

The amount utilised from the restructuring and reorganisation provision during 2002 includes EUR 40 million relating to the restructuring of the PPS division. This covers costs incurred in the course of the reorganisation of the PPS division and includes amounts for exiting surplus properties, write-off of obsolete assets as part of the restructuring of the logistics operations, rationalisation of the branch network and amounts paid for severance.

Amounts utilised during 2002 also include EUR 15 million for costs related to discontinuation or restructuring of non-core activities.

Amounts released to the profit and loss account during the year represent excess restructuring and reorganisation provisions which were formed in prior years.

The movement in deferred tax assets and liabilities during the year was as follows:

(EUR 000's)	2002	2001
Deferred Tax Assets		
At January 1	80,607	65,737
Effect of movements in foreign exchange rates	(1,826)	1,285
Acquisitions	162	4,651
Amounts (charged) / credited to the profit and loss account:		
Ordinary profit	(7,021)	4,776
Extraordinary profit	17,632	5,113
Tax assets of divested subsidiaries	-	527
Transfer (to) / from current tax liabilities	1,578	-
Transfer (to) / from deferred tax liabilities	(3)	(1,482)
At December 31	91,129	80,607
Deferred Tax Liabilities		
At January 1	(36,377)	(19,631)
Effect of movements in foreign exchange rates	1,257	(693)
Acquisitions	-	(128)
Amounts (charged) / credited to the profit and loss account:		
Ordinary profit	923	(16,868)
Extraordinary profit	(4,431)	(265)
Charge to movements in foreign exchange rates (shareholders' equity)	(10,107)	-
Transfer (from) / to current taxes payable	135	(274)
Transfer to / (from) deferred tax assets	3	1,482
At December 31	(48,597)	(36,377)
Net Deferred Tax Asset	42,532	44,230

Deferred tax assets and liabilities at December 31 are attributable to the following items:

(EUR 000's)	2002	2001
Deferred Tax Assets		
Reorganisation and restructuring provisions	**17,160**	13,761
Tax loss carry forwards	**40,949**	34,725
Deductible temporary differences on accounts receivable and inventory provisions	**10,602**	12,057
Other deductible temporary differences	**22,418**	20,064
	91,129	80,607
Deferred Tax Liabilities		
Taxable temporary differences on accounts receivable and inventory valuation	**(7,593)**	(8,605)
Accelerated tax depreciation of fixed assets	**(1,455)**	37
Other taxable temporary differences	**(39,549)**	(27,809)
	(48,597)	(36,377)
Net Deferred Tax Asset	**42,532**	44,230

Approximately EUR 13 million of the net deferred tax assets will be utilised within one year.

12 Long-Term Debt

(EUR 000's)	2002	2001
Guaranteed Long-Term Senior Notes	**231,786**	49,052
Amounts due under long-term credit facilities	**489,558**	636,414
Bank loans	**51,852**	47,941
Loans from other institutions	-	5,364
	773,196	738,771
Less: Amounts repayable within one year	**(70,039)**	(28,083)
	703,157	710,688

The Guaranteed Long-Term Senior Notes comprise USD 32,400,000 (2001: USD 43,200,000) of long-term senior notes. These notes were issued to private investors in 1993. The notes were issued in three tranches with the final amount repayable in 2005. The notes, issued by HNV Finance Limited, carry an effective interest rate of 6.32% and are guaranteed in full by Hagemeyer N.V.

In 2002 Hagemeyer completed a Private Placement of USD 211 million in the United States. This financing arrangement has terms of seven years (USD 45 million) and ten years (USD 166 million). The weighted average effective interest rate is 6,01%. The Private Placement was issued by Hagemeyer Ireland Plc and is guaranteed in full by Hagemeyer N.V. Bank loans bear interest at a fixed rate.

The total amount of liabilities repayable after five years amounts to EUR 201,139,000 (2001: EUR 8,395,000). The Group's debt agreements are on an unsecured basis. They contain provisions regarding the maintenance of certain financial ratios in particular the relation between net interest bearing debt and EBITDA, and a minimum level of risk bearing capital. The Group has complied with all such provisions and other commitments in 2002.

Amounts due under the Group's long-term credit facilities bear interest at fixed rates over EURIBOR and LIBOR. These facilities are committed for terms over one year's duration and are classified as long-term debt.

13 Trade Payables and Other Current Liabilities

(EUR 000's)	2002	2001
Trade creditors	**774,863**	872,566
Corporate taxes	**74,226**	74,838
Other taxes and social security	**21,230**	22,914
Pension premiums	**16,779**	4,923
Other creditors	**72,579**	77,134
Accrued liabilities	**156,482**	177,978
Supervisory Board remuneration	-	25
	1,116,159	1,230,378

Interest Rate Risk Management

The Group uses interest rate swaps and other instruments to manage its net exposure to interest rate changes. At December 31, 2002 and 2001, the Group had outstanding interest rate swaps with notional amounts totalling EUR 226 million and EUR 190 million, respectively. At December 31, 2002 EUR 143 million related to the conversion of fixed rate notes to variable rate instruments and EUR 83 million to the conversion of variable rate notes to fixed rate instruments. These agreements have a maximum term of ten years. The market value of the swaps as at December 31, 2002, amounts to EUR 6.3 million.

Foreign Exchange Risk Management

The primary focus of the Group's foreign exchange risk management is to reduce earnings volatility, principally through the use of forward exchange contracts to cover the cost of goods purchased in foreign currencies and, in certain instances, the dividend flows from subsidiaries. The principal hedge currencies are US dollars, British pounds, Australian dollars and Japanese yen. In addition, the Group as a whole follows a policy of broadly equating borrowings denominated in each major currency by reference to the group debt/EBITDA multiple. At December 31, 2002, the Group had outstanding average rate foreign exchange forward contracts which carrying value approximate their fair value at the balance sheet date.

Credit Concentrations

The Group continually monitors its positions with, and the credit quality of the financial institutions which are counterparties to its treasury transactions and does not anticipate non-performance by the counterparties. The Group enters into treasury transactions only with financial institutions which are major providers of bank credit to the Group. Treasury transactions consist of interest rate swaps, foreign exchange deals and other financial instruments mentioned under "Interest Rate Risk Management" above.

The Group's trade receivables do not represent significant concentrations of credit risk at December 31, 2002, due to the wide variety of customers and markets into which the Group's products are sold.

Other Commitments and Contingencies

The total of rent and lease commitments at December 31, amounted to:

(EUR millions)	**2002**	2001
Due within 1 year	**136**	131
Due within 1 to 5 years	**349**	337
Due after 5 years	**241**	307
	726	775

Pursuant to article 403, Book 2 of the Netherlands Civil Code, the Company has guaranteed the liabilities of the majority of its Dutch subsidiaries. A complete listing of these subsidiaries has been filed at the Chamber of Commerce in Hilversum.

Other commitments and contingent liabilities consisting of bank guarantees, including the guarantee of the Long-Term Senior Notes and Private Placement referred to in Note 12, taxes including fiscal unity and other claims were consistent with normal business practice and the Group's financial position.

During 2000 the Group disposed of its investment in the Freetime group of companies. As part of this transaction the Company guaranteed certain funding obligations of the purchaser and the Freetime group.

During 1999 and 2000, Manudax N.V., a 100% owned Belgian subsidiary of the Group, received assessments for VAT in connection with allegedly fraudulent transactions entered into by former employees of the company during the period beginning in late 1996 until early 1998. These assessments are being contested by the company. In the opinion of management, after taking appropriate legal advice, the outcome of this case will not have a material impact on the financial position of the Group.

Group subsidiaries are furthermore engaged in various legal actions arising in the ordinary course of business. In the opinion of management after taking appropriate legal advice, the outcome of such actions will not have a material impact on the financial position of the Group.

15 Segment Information

The Group is organised on a worldwide basis in two main business segments – Professional Products and Services (PPS) and Information Technology Products and Services (ITPS). All other activities comprising agency businesses in the Netherlands and Asia-Pacific and consumer electronics in the United States of America are grouped under Agencies / Consumer Electronics.

There are no sales or other transactions between the business segments. Segment assets consist primarily of tangible fixed assets, intangible fixed assets including goodwill, inventories and receivables. Segment liabilities comprise operating liabilities and exclude items such as taxation and borrowings. Investments in tangible and intangible fixed assets comprise buildings, machinery, office and computer equipment, software and goodwill arising on acquisitions.

Segment Results	PPS		ITPS		Agencies / Consumer Electronics		Corporate		Group	
(EUR millions)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Sales	5,876.2	6,195.5	1,647.3	1,737.8	819.9	902.4	0.1	-	8,343.5	8,835.7
EBITA	199.6	300.7	31.2	26.6	66.3	79.0	(31.0)	(33.4)	266.1	372.9
Amortisation of goodwill	(34.4)	(35.5)	(0.1)	-	(0.3)	(0.3)	-	-	(34.8)	(35.8)
Operating profit	165.2	265.2	31.1	26.6	66.0	78.7	(31.0)	(33.4)	231.3	337.1
Share in pre-tax results of associated companies	0.7	0.5	0.1	(0.4)	3.0	4.8	-	-	3.8	4.9
Financial expense - net									(63.0)	(75.3)
Ordinary profit before taxes									172.1	266.7
Taxes									(40.3)	(61.3)
Minority interest									-	(2.1)
Ordinary profit after taxes									131.8	203.3
Net extraordinary income / (expense) after taxes									(75.0)	(49.8)
Net profit									56.8	153.5
Segment Assets and Liabilities										
Segment assets	2,577.8	2,839.9	272.5	304.1	257.0	296.8	-	74.2	3,107.3	3,515.0
Associates	8.7	7.3	9.1	9.1	2.8	7.7	-	-	20.6	24.1
Unallocated assets									174.2	180.4
Consolidated total assets									3,302.1	3,719.5
Segment liabilities	767.9	944.4	165.0	172.3	86.1	95.5	25.6	-	1,044.6	1,212.2
Unallocated liabilities									1,328.9	1,508.1
Consolidated total liabilities									2,373.5	2,720.3
Other Segment Information										
Additions in tangible fixed and intangible fixed assets	87.4	263.0	1.5	10.0	10.7	10.5	-	-	99.6	283.5
Depreciation and amortisation	84.5	82.5	4.0	4.7	7.7	10.8	-	-	96.2	98.0

The Group operates in five main geographical segments:

The Netherlands is the home country of the Company - the areas of operation are mainly distribution of electrical materials and other MRO products and the operation of agency businesses of premium brands in consumer electronics and photographic and imaging equipment.

Other European countries - the areas of operation are the distribution of electrical materials and other MRO products and the provision of Integrated Supply services.

The Americas - the main areas of operations are the distribution of MRO products including electrical materials, safety products and services, and the provision of Integrated Supply services. The Group also markets and distributes consumer electronics under proprietary brands.

Australia (including New Zealand) - the main areas of operation are the distribution of electrical materials and other MRO products, the distribution of information technology and communication products and the operation of various agency businesses of consumer products.

Other Asia-Pacific - the main areas of operation are the distribution of information technology and communication products and the operation of various agency businesses in consumer products.

Sales revenue is based on the geographic segment in which the customer takes delivery of goods and services. Total assets and capital expenditure are shown by the geographic segment in which the assets are located.

(EUR millions)		Sales	Assets	Additions in tangible fixed and intangible fixed assets	Average number of employees
Netherlands	2002	423.0	170.5	20.1	1,131
	2001	531.4	219.7	52.1	1,308
Other Europe	2002	3,607.0	1,449.5	43.7	11,907
	2001	3,712.7	1,550.7	162.6	12,302
Americas	2002	1,696.3	744.0	23.4	5,745
	2001	1,924.0	942.3	44.0	5,919
Australia	2002	1,268.2	481.3	9.7	2,358
	2001	1,165.3	481.9	18.3	2,578
Other Asia-Pacific	2002	1,349.0	212.0	2.7	1,888
	2001	1,502.3	320.4	6.5	2,207
Total	2002	8,343.5	3,107.3	99.6	23,029
	2001	8,835.7	3,515.0	283.5	24,314

16 Operating Expenses excluding amortisation of Goodwill

(EUR 000's)	2002	2001
Selling expenses	**828,562**	792,256
Shipping and warehousing expenses	**395,329**	404,649
Administrative expenses	**292,221**	308,473
	1,516,112	1,505,378
Charged in arriving at operating profit:		
Staff expenses:		
Salaries and wages	**758,672**	781,833
Pension premiums	**28,835**	22,692
Other social security premiums	**94,948**	92,565
	882,455	897,090

The average number of employees during 2002 was 23,029 (2001: 24,314). The number of permanent employees at December 31, 2002 was 21,445 (2001: 22,600).

	2002	2001
Depreciation / amortisation:		
Goodwill	**34,848**	35,849
Other intangible fixed assets	**4,455**	396
Tangible fixed assets	**56,870**	61,738
	96,173	97,983

In 2002, an additional EUR 3,278,000 (2001: EUR 118,000) of depreciation and an additional amount of EUR 268,000 (2001: EUR 163,000) of amortisation were charged as part of extraordinary expense.

17 Other Operating Income - net

Other operating income, net of expenses, consists of commissions from insurance, rent received, profit and losses on disposal of fixed assets and similar income. Profit on disposal of buildings and other fixed assets during 2002 amounts EUR 57.6 million (2001: EUR 4.1 million).

18 Financial Expense - net

(EUR 000's)	2002	2001
Financial Income:		
Interest income	**4,791**	8,941
Income from other investments	**101**	35
Foreign exchange differences - net	**3,514**	3,235
	8,406	12,211
Financial Expenses:		
Interest and similar charges	**(70,996)**	(87,542)
Write-down of carrying value other investments	**(400)**	-
	(62,990)	(75,331)

19 Taxes

(EUR 000's)	2002	2001
The Group's tax expense consists of the following:		
Current taxes	**(33,652)**	(48,002)
Deferred taxes (see note 11)	**(6,098)**	(12,092)
Share of taxes of associates	**(529)**	(1,175)
	(40,279)	(61,269)

The difference between the Group's overall expected tax rate (the weighted average statutory tax rate based on the result before tax of each subsidiary) and the effective tax rate arises due to the following:

	2002	2001
Expected tax rate	**17.0 %**	21.5 %
Tax losses not recognised during the year	**11.8 %**	4.0 %
Utilisation of tax losses	**(0.7)%**	(1.5)%
Items not deductible for tax purposes	**1.7 %**	2.0 %
Other	**(6.4)%**	(3.0)%
Effective tax rate	**23.4 %**	23.0 %

At December 31, 2002 the Group had consolidated tax losses of EUR 355 million (2001: EUR 275 million) to carry forward against future taxable income. A deferred tax asset (see note 11) has been recognised representing the benefit of EUR 135 million (2001: EUR 88 million) of this loss carry forward. Of the total amount of tax losses available EUR 147 million may be carried forward indefinitely.

20 Remuneration of members of the Board of Management and members of the Supervisory Board 2002

Supervisory Board

In 2002, the remuneration of the members of the Supervisory Board was as follows:

	Gross per year
P.J. Kalff (Chairman)	EUR 35,000
D.G. Eustace (Vice-chairman)	EUR 31,500
T.Y. Yasuda	EUR 28,000
W.F.Th. Corpeleijn	EUR 28,000

The remuneration is determined by the Annual General Meeting of Shareholders (AGM) in accordance with Article 28 of the articles of association of Hagemeyer N.V. The most recent adjustment to the remuneration was made at the AGM of April 1998 and has been rounded off in Euro since January 1, 2001. The Supervisory Board takes the initiative in proposing adjustments to the remuneration to the AGM when deemed appropriate. In addition to the fixed remuneration as described above, the members of the Supervisory Board are paid a fixed allowance for business expenses not otherwise reimbursed. This allowance is EUR 250 per person per month. The members of the Supervisory Board do not receive any variable remuneration.

Board of Management

General

The remuneration of the members of the Board of Management is determined by the Supervisory Board, following a proposal from its Compensation Committee. The Compensation Committee consists of Messrs Kalff (Chairman) and Corpeleijn. Mr Ter Haar may attend meetings of the Compensation Committee.

Annually, the Compensation Committee assesses whether any adjustments to the terms of employment are required. The Committee's decision takes into account that the terms of employment should be competitive in comparison with international companies based in the Netherlands. In this respect the Committee particularly considers companies that are similar to Hagemeyer in size and complexity. The policy is to make a substantial part of the remuneration dependent on the Company's results.

The remuneration of the members of the Board of Management, who are also members of the Executive Committee, comprises the following elements:

Annual base salary

	Office	Annual gross base salary
R. ter Haar	Chairman	EUR 609,381
E.H.M. van den Assem	Member	EUR 445,318
J.H. Riddell	Member until August, 31 2002	EUR 296,879 [1]
G.L. Pickles	Member until the AGM 2002	AUD 713,460 [2]

[1] Salary until August 31, 2002, when Mr Riddell stepped down as a member of the Board of Management.

[2] Full year 2002 salary. Mr Pickles stepped down as a member of the Board of Management at the 2002 AGM, and subsequently became a member of the Executive Committee.

As at January 1, 2002, the base salary was only increased by the relevant inflation figure in the Netherlands, this being 3.3%.

In addition to the remuneration described above, the members of the Board of Management are paid a fixed allowance of EUR 570 per person per month, for business expenses not otherwise reimbursed.

Members of the Board of Management are granted a company car. Furthermore, members of the Board of Management receive a contribution to the premium for collective health insurance as well as telephone costs, and they participate in other customary schemes such as disability insurance.

No costs related to former board members were incurred by the Company.

Future remuneration

The members of the Board of Management participate in a pension scheme. The costs of this pension scheme in 2002 were as follows:

	Pension costs 2002
R. ter Haar	EUR 196,200
E.H.M. van den Assem	EUR 119,345
J.H. Riddell	EUR 93,311 (until September 1)
G.L. Pickles	AUD 142,692 (full year)

Due to the premium holiday Hagemeyer enjoyed in 2002 with its corporate pension fund, no pension costs were charged to the Company in 2002, with the exception of premiums paid for Messrs Van den Assem and Pickles, who are insured elsewhere.

Bonus schemes

Annual bonus ("Short Term Incentive")

Based on the Short Term Incentive ("STI") scheme, an annual bonus may be payable dependent on certain predefined targets being achieved. The STI bonus may amount to up to 80% of the annual base salary and is in part dependent on Company results, in part on operational targets defined by the Compensation Committee and in part on the personal performance of the relevant board member. The 2001 bonuses, payable in 2002, were charged to the 2002 accounts:

	Bonus over 2001 (paid in 2002)
R. ter Haar	EUR 147,480
E.H.M. van den Assem	EUR 64,664
J.H. Riddell	EUR 107,773
G.L. Pickles	AUD 103,500

In 2001, company targets were primarily related to the growth of Hagemeyer's cash earnings per share, as well as other targets such as cash flow and operating results per division. Personal targets related particularly to the achievement of various milestones in the Change Program. Due to the downturn in economy, the majority of the fixed financial targets were not achieved. Nevertheless, to some extent various members of the Board of Management were successful in meeting specific targets set for their individual areas of responsibility.

Three-year bonus ("Long Term Incentive")

In 2001, in line with the scheme for senior operating management, a Long Term Incentive ("LTI") bonus scheme was introduced for members of the Board of Management. The LTI is a bonus scheme in which a bonus is payable after any three-year period, as long as the member concerned is still employed by the Company. For the period 2001 up to and including 2003, a transitional arrangement applies. Effective January 1, 2002, the LTI is based on the achievement of defined targets with respect to return on invested capital.

The target LTI bonus for members of the Board of Management amounts to 30% of their annual base salary. Outperforming the target may result in a higher bonus being payable, which in the case of exceptional performance may lead to a maximum of four times the target bonus.

Performance Share Plan

Effective January 1, 2003 a so-called Performance Share Plan was introduced to enable the members of the Board of Management to build up a substantial ownership of Hagemeyer shares. The entire net remainder of any LTI bonus, as well as an amount equal to at least half of any yield from options granted after 2002 (after tax) should be invested in Hagemeyer shares. These shares may not be sold during the period of employment. A sale is only allowed when a member retires or resigns from the Company. A premium will be granted if the shares are retained for a period of at least two years. This premium amounts to 50% for each two-year period that the shares are held. The premium must however be invested in Hagemeyer shares. These premium shares will not qualify for additional premiums. Any entitlement for future premiums is forfeited following voluntary resignation or termination for cause.

Option schemes

Members of the Board of Management participate in the Hagemeyer senior management option program. All option agreements contain provisions to prevent options being exercised during the first three years. In principle the options are forfeited upon termination of employment, except in the event of retirement at the normal retirement date.

Upon exercising options granted after 2002, an amount equal to at least half of the option yield (after tax) should be invested in Hagemeyer shares, under the provisions of the Performance Share Plan described above.

Hedging option exposures

Hagemeyer's current policy is not to hedge any exposure arising from personnel options granted. Until now, when options were exercised, Hagemeyer purchased its own shares by means of a loan transaction in order to be able to fulfil its obligations to the option holders. For future option exercises, Hagemeyer is considering issuing new shares.

The following share options are granted to the members of the Board of Management:

Name	Granted options in 2002	Exercise price of options 2002	Expiry date of options 2002	Outstanding options as of Jan 1, 2002	Exercise (lowest highest)	Outstanding options Dec 31, 2002
R. ter Haar	70,000	EUR 23.23	06-Mar-07	175,000	EUR 20 - EUR 26.85	245,000
E.H.M. van den Assem	50,000	EUR 23.23	06-Mar-10	100,000	EUR 20	150,000
J.H. Riddell	50,000	EUR 23.23	30-Jun-02 [1]	70,000	EUR 20	70,000
G.L. Pickles	50,000	EUR 23.23	06-Mar-10	137,000	EUR 20 - EUR 43.93	187,000

[1] Following retirement these options were cancelled in 2002.

The total costs of the remuneration of the Board of Management amounted to EUR 2,143,000 (2001: EUR 3,604,000) in 2002. The costs for the year 2001 included the costs for Messrs Riddell and Pickles for a full year, due to the fact that they were both members of the Board of Management during the entire year.

Loans

None of the members of the Supervisory Board or Board of Management have been granted a loan.

Shareholding

None of the members of the Supervisory Board own or have rights to obtain shares and/or certificates of shares in the Company's share capital, except for Mr T.Y. Yasuda, who owns 14,318 Hagemeyer shares.

None of the members of the Board of Management own shares or certificates of shares in the Company's share capital.

21 Net Extraordinary (Expense) / Income after Taxes

(EUR 000's)	2002	2001
Refund from Sagittarius Pension Fund	**3,520**	26,443
Restructuring charge - Global headcount reduction	**(10,748)**	(35,000)
Restructuring charge - PPS	**(78,090)**	(5,774)
Restructuring charge - ITPS	**(3,024)**	(27,419)
Loss on sale of subsidiaries, participations and investments	**(1,446)**	-
Other extraordinary charges	**(6,015)**	(7,582)
	(99,323)	(75,775)
	(95,803)	(49,332)
Taxes	**20,779**	(453)
Net Extraordinary (Expense) / Income after Taxes	**(75,024)**	(49,785)

Refund from Sagittarius Pension Fund

During the first half of 2000, the Trustees of Stichting Pensioenfonds Sagittarius in the Netherlands decided to reimburse a part of that pension fund's surplus to its members and the fund sponsor, Hagemeyer N.V. The amount received in the first half of 2001 was the second of three instalments, which were due to be reimbursed. The third, and final, instalment of EUR 17.0 million was received in the first half of 2002.

The fall in equity markets during 2002 has resulted in a funding level below 110% in the Dutch Sagittarius pension fund at the end of the year. In accordance with the agreement with the pension fund Hagemeyer has provided for a contribution of EUR 13.5 million. The definitive charge will be determined and paid in 2003.

Restructuring charge - Global headcount reduction

In response to further deteriorating economic conditions during 2002, the Group undertook a series of cost reduction initiatives, including a global program for further headcount reduction. The headcount reduction program will result in the redundancy of approximately 1,000 employees, on top of the headcount reduction program started in 2001. The costs of the global headcount reduction program have been charged to extraordinary results in the second half of 2002, as far as there is a constructive obligation. The related extraordinary charge amounts to EUR 10.7 million.

Restructuring charge - PPS

Hagemeyer's strategic Change Program is designed to mould the operating companies in the core PPS division into a cohesive worldwide network. By moving to common business processes, common IT and logistics systems, economies of scale will be realised and service capabilities greatly enhanced. Expenditures related to the Change Program are charged to extraordinary result or charged to the provisions which were formed in prior years. This with the exception of expenditures directly related to programming and testing of software, which are capitalised in the balance sheet as intangible fixed assets. The extraordinary charge for 2002 amounts to EUR 78.1 million.

Restructuring charge - ITPS

In 2001 an amount of EUR 27.4 million was charged to extraordinary result for the restructuring of Tech Pacific and discontinuation of its activities in the Philippines. During 2002 an additional extraordinary charge amounting to EUR 3.0 million has been taken for further restructuring of ITPS.

Loss on sale of subsidiaries, participations and investments

This item mainly includes the loss on the sale in 2002 of Wynmalen & Hausmann and Van Wijk & Boerma.

Other extraordinary charges

This item mainly includes costs sustained by HCL in exiting from underperforming agencies.

Notes to the Company Accounts

Non-current Assets

22 Intangible Fixed Assets

(EUR 000's)	2002	2001
Software		
Net book value at January 1	36,053	-
Additions	9,633	36,053
Net book value at December 31	45,686	36,053
Cost	45,686	36,053
Accumulated amortisation	-	-
Net book value at December 31	45,686	36,053
Goodwill		
Net book value at January 1	8,889	7,117
Effect of movements in foreign exchange rates	(1,498)	325
Additions	1,909	1,889
Amortisation	(443)	(442)
Net book value at December 31	8,857	8,889
Cost	9,922	9,615
Accumulated amortisation	(1,065)	(726)
Net book value at December 31	8,857	8,889
Intangible Fixed Assets	54,543	44,942

The amount of software capitalised as per January 1, 2002, was previously recorded in the annual report 2001 under the heading tangible fixed assets. At December 31, 2002, there were outstanding capital commitments amounting to approximately EUR 7 million relating to the development of a common IT platform, which will be spent over the coming three years.

23 Tangible Fixed Assets

(EUR 000's)	2002	2001
Net book value at January 1	1,482	1,193
Additions	1,038	1,060
Depreciation	(847)	(768)
Disposals	(92)	(3)
Net book value at December 31	1,581	1,482
Net Cost	3,871	3,563
Accumulated depreciation	(2,290)	(2,081)
Net book value at December 31	1,581	1,482

24 Financial Fixed Assets

(EUR 000's)	2002	2001
Subsidiaries		
At January 1	786,010	847,225
Effect of movements in foreign exchange rates	(49,983)	21,350
Add: investments, including conversion of loans	386,399	148,845
share in results for the year	55,039	121,847
disposals / discontinuance	(218,374)	20,291
Less: dividends received	(92,806)	(368,945)
Transfers	-	(4,603)
At December 31	866,285	786,010
Associated Companies		
At January 1	8,839	3,022
Effect of movements in foreign exchange rates	(850)	249
Add: share in results for the year	79	979
Less: sale of participations	(99)	-
dividends received / repayment of invested capital	(840)	-
Transfer	-	4,589
At December 31	7,129	8,839
Loans to Subsidiaries		
At January 1	1,021,062	732,590
Effect of movements in foreign exchange rates	(55,292)	17,741
Add: additional loans	471,989	389,510
Less: settlements	(436,268)	(97,348)
write-off of loans to subsidiaries	-	(21,431)
At December 31	1,001,491	1,021,062
Other Receivables		
At January 1	-	239
Add: new receivables	7,961	-
Less: settlements	-	(239)
At December 31	7,961	-
Total Financial Fixed Assets	1,882,866	1,815,911

Current Assets

25 Receivables

(EUR 000's)	2002	2001
Receivables from subsidiaries	**14,069**	21,634
Other receivables	**34,200**	10,844
Prepayments	**5,822**	-
	54,091	32,478

Shareholders' Equity, Provisions and Liabilities

26 Shareholders' Equity

(EUR 000's)	2002	2001
Authorised Capital		
Ordinary shares	**480,000**	480,000
Cumulative preference shares	**120,000**	120,000
	600,000	600,000
Paid up and called up ordinary Share Capital		
At January 1	**129,785**	128,603
Stock dividend	**1,566**	1,182
At December 31	**131,351**	129,785
Paid up and called up cumulative preference Share Capital		
At January 1	**30,864**	30,864
At December 31	**30,864**	30,864

(EUR 000's)	2002	2001
Share Premium		
At January 1	**63,684**	64,866
Less: stock dividend	**(1,566)**	(1,182)
At December 31	**62,118**	63,684
Cumulative Translation Reserve		
At January 1	**47,223**	32,675
Effect of movements in foreign exchange rates	**(82,339)**	14,548
At December 31	**(35,116)**	47,223
Retained Earnings		
At January 1	**727,664**	634,190
Net effect of stock and other prior year dividends	**(26,394)**	(30,628)
Net profit for the year	**56,790**	153,479
Interim dividend paid	**(16,418)**	(27,037)
Dividends on cumulative preference shares	**(2,284)**	(2,340)
At December 31	**739,358**	727,664
Shareholders' Equity	**928,575**	999,220

Refer to Note 9 and 'Other Data' for further details.

The Company's share capital is denominated in Euro. The authorised share capital amounts to EUR 600,000,000 divided into 400,000,000 ordinary shares with a nominal value of EUR 1.20 each and 100,000,000 cumulative preference shares with a nominal value of EUR 1.20 each.

Under existing tax legislation, all of the share premium account is distributable in shares free of Dutch income taxes.

27 Provisions

(EUR 000's)	2002	2001
Reorganisation and restructuring	**5,290**	5,099
Other	**8,753**	8,753
	14,043	13,852

Approximately EUR 2 million of the provisions will be utilised within one year.

28 Current Liabilities

(EUR 000's)	2002	2001
Payables to subsidiaries	**672,873**	551,298
Amounts due under short-term credit facilities	**181,031**	148,052
Taxes and social security	**71,693**	55,178
Other creditors	**17,701**	19,639
Accrued liabilities	**7,187**	7,576
Supervisory Board remuneration	-	25
	950,485	781,768

29 Other Results

The other results mainly consist of the balance of the unrecovered stewardship expenses, interest income, the refund from the pension fund and the expenditures related to the Change Program.
The decrease compared to 2001 is mainly due to the lower net refund of the pension fund and the expenditures in 2002 for the Change Program.

Naarden, March 4, 2003

Supervisory Board

Board of Management

Other Data: Auditors' Report

To the Shareholders and Supervisory Board of Hagemeyer N.V.

We have audited the accompanying 2002 Annual Accounts on pages 29 to 66 of Hagemeyer N.V. These Annual Accounts are the responsibility of the Board of Management. Our responsibility is to express an opinion on these Annual Accounts based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. These standards require that we plan and perform the audit to obtain reasonable assurance as to whether the Annual Accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Accounts. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall Annual Accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Annual Accounts give a true and fair view of the financial position of the Company as at December 31, 2002 and of the results and cash flows for the year then ended in accordance with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Title 9, Book 2 of the Netherlands Civil Code.

Deloitte & Touche Accountants
Amsterdam, March 4, 2003

Other Data: Articles of Association

Provisions in the Articles of Association and other relevant information.

Authorised capital

Shares

The authorised share capital amounts to EUR 600,000,000 and is divided into 400,000,000 ordinary shares in bearer form and 100,000,000 cumulative preference shares with a nominal value of EUR 1.20, entitled to cast one vote each, of which 109,459,256 ordinary shares and 25,720,000 cumulative preference shares were in issue on December 31, 2002. All ordinary shares in bearer form are represented by one single share certificate (the 'Necigef Global Note').

Cumulative preference shares

On October 10, 1995, 12,860,000 cumulative preference shares with a nominal value of NLG 5.00 (EUR 2.27) each were issued to Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Trust Office'). As a result of the 1:2 share split in 1997, this number of shares has doubled to 25,720,000 and the then nominal value has halved to NLG 2.50 (EUR 1.13). With the redenomination of the guilder to the euro in 2000, the nominal value of each issued share has been increased to a value of EUR 1.20. Holders of depositary receipts for cumulative preference shares have paid in an additional EUR 0.07 per share.

In 1995, the Trust Office issued depository receipts to a limited number of institutional investors in exchange for the cumulative preference shares held by it. These depositary receipts are exchangeable for shares subject to certain restrictions. Up to and including October 4, 2005 an annual dividend of EUR 0.0888 will be payable on each cumulative preference share.

In compliance with the trust conditions the number of votes to which the Trust Office is entitled is limited to one/fifteenth of the total number of cumulative preference shares held by it. This factor of one/fifteenth represents the ratio between the market price of an ordinary share as per October 10, 1995 and the nominal value of the cumulative preference share on that date. In this way, the voting rights attached to the then 'cheaper' cumulative preference shares are aligned in the same economic proportion as the voting rights of the ordinary shares. In addition, the meeting of the depository receipt holders has been granted the right to direct the Trust Office in exercising its voting rights on the cumulative preference shares.

Issue of shares

Pre-emptive right

The General Meeting of Shareholders is the competent body to resolve to issue shares. It may delegate such authority to another corporate body. The General Meeting of Shareholders delegated the authority to the Board of Management. This delegated authority will end per October 23, 2003. A resolution of the Board of Management to issue shares requires the approval of the Supervisory Board. Each holder of ordinary shares has a pro rata pre-emptive right to participate in an issue of ordinary shares. This pre-emptive right can be restricted or excluded by the General Meeting of Shareholders or another corporate body designated by the General Meeting of Shareholders. Shareholders have no pre-emptive right with respect to shares issued for a non-cash contribution.

Purchase of shares

The General Meeting of Shareholders has authorised the Board of Management to cause the Company to acquire shares in its capital. This authorisation applies for a period of no longer than eighteen months and is generally granted each year. A resolution by the Company to acquire shares in its capital requires the approval of the Supervisory Board.

Board of Management

The Company is managed and represented by a Board of Management, the members of which are appointed by the General Meeting of Shareholders. Appointment, suspension or dismissal other than as proposed by the Combined Meeting requires a shareholders' resolution adopted with a qualified majority of votes.

Supervisory Board

The Supervisory Board consists of three or more members appointed by the General Meeting of Shareholders. Appointment, suspension or dismissal other than as proposed by the Combined Meeting requires a shareholders' resolution adopted with a qualified majority of votes. The appointment and retirement of Supervisory Board members follow a rotation schedule based on four-year terms of office after which period Supervisory Board members can be re-appointed. Resolutions adopted by the Supervisory Board require a simple majority vote.

Combined Meeting

The Combined Meeting consists of the members of the Supervisory Board and the Board of Management. Resolutions adopted by the Combined Meeting require a simple majority vote.

General Meeting of Shareholders

The annual general meeting of shareholders will be held each year, no later than in the month of June. A general meeting of shareholders is convened by the Supervisory Board or the Board of Management. The announcement of the meeting will observe a minimum notice period of fifteen days and shall specify the subjects to be discussed or shall state that these are available for examination at the corporate offices. Meetings will be held in Amsterdam and will be presided over by the Chairman of the Supervisory Board or his substitute. The General Meeting of Shareholders will discuss the annual report, the adoption of the annual accounts and the discharge of the members of the Board of Management and the Supervisory Board. Resolutions require a simple majority vote unless the law or the Articles of Association require a larger majority. Minutes of the meeting will be taken and adopted by the chairman and secretary of the meeting. Shareholders and holders of depository receipts who solely or jointly represent one percent or more of the issued share capital may submit a proposal to put issues on the agenda.

Appropriation of profits

Dividend

From the profits a dividend on cumulative preference shares will first be distributed. Subsequently the Board of Management determines, with the approval of the Supervisory Board, what part of the profits is to be appropriated to reserves. The then remaining part of the profit will be at the disposal of the General Meeting of Shareholders. At the proposal of the Combined Meeting, the General Meeting of Shareholders can decide to make the dividend payable wholly or partly in shares. The Combined Meeting can decide to distribute an interim dividend.

Amendment of the Articles of Association

A resolution to amend the Articles of Association may only be adopted by the General Meeting of Shareholders with a simple majority vote upon a proposal to amend the Articles of Association by the Combined Meeting. In the event of absence of such a proposal from the Combined Meeting, the General Meeting of Shareholders may nevertheless resolve to amend the Articles of Association if this resolution is adopted with a majority of at least two-thirds of the votes cast, representing more than half of the issued capital.

The above is a simplified representation of the Company's Articles of Association and does not purport to be either exact or complete.

Supplementary Information: Exchange rates

The principal exchange rates vis-à-vis the Euro, used in the preparation of the Annual Accounts, are:

	As at December 31, 2002	As at December 31, 2001	**Average during 2002**	Average during 2001
UK pound	**0.652**	0.611	**0.628**	0.621
Japanese yen	**124.600**	115.800	**117.950**	108.660
US dollar	**1.050**	0.881	**0.944**	0.893
Australian dollar	**1.856**	1.726	**1.735**	1.731
Norwegian krone	**7.290**	7.980	**7.510**	8.045
Hong Kong dollar	**8.160**	6.860	**7.360**	6.978
Swedish krone	**9.180**	9.315	**9.136**	9.251
Chinese renminbi	**8.687**	7.319	**7.819**	7.517
Indian rupee	**50.000**	42.000	**45.659**	42.039

Supplementary Information: Shareholder Information

Communication

Hagemeyer values good communication with shareholders and other stakeholders in the Company. On its website (www.hagemeyer.com), Hagemeyer provides additional information on the Group's strategy, activities, press releases and analyst presentations. In 2002, presentations to the financial community were made, both in the Netherlands and abroad. Regular meetings with investors, analysts and the media form a key component of Hagemeyer's commitment to a clear and transparent presentation of the Group's activities.

Share price performance chart


30
25
20
15
10
5
0
02-Jan-2002
16-Jan-2002
30-Jan-2002
13-Feb-2002
27-Feb-2002
13-Mar-2002
27-Mar-2002
10-Apr-2002
24-Apr-2002
08-May-2002
22-May-2002
05-Jun-2002
19-Jun-2002
03-Jul-2002
17-Jul-2002
31-Jul-2002
14-Aug-2002
28-Aug-2002
11-Sep-2002
25-Sep-2002
09-Oct-2002
23-Oct-2002
06-Nov-2002
20-Nov-2002
04-Dec-2002
18-Dec-2002
31-Dec-2002
Hagemeyer
AEX

Listing and trading

Shares in Hagemeyer N.V. are listed on the Euronext stock exchange in Amsterdam (symbol: HGM). Since 1996, the Hagemeyer ordinary share has been included in the AEX index. The average daily trading volume of ordinary shares for 2002 was 373,900 (2001: 552,637). In 2002, 113,163 call options and 70,357 put options were traded on the AEX Option Exchange in Amsterdam.

Development of share capital

Ordinary shares

As per December 31, 2002, the number of outstanding ordinary shares amounted to 109,459,256, an increase of 1,304,473 shares (1.21%) compared to year end 2001. This increase is due to the distribution of stock dividend. The average number of outstanding shares was 108,975,339.

Changes in the number of ordinary shares issued (000's):	**2002**	2001
Issued January 1	108,155	107,170
Stock dividend	1,304	985
Shares in issue at year end	109,459	108,155
Average issued	108,975	107,797
Nominal value at year end (EUR 000s)	131,351	129,785
Quoted market value at year end (EUR 000s)	755,269	2,271,250
Outstanding option rights	1,252	954

Cumulative preference shares

On October 10, 1995, 12,860,000 cumulative preference shares with a nominal value of NLG 5.00 (EUR 2.27) each were issued to Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Trust Office').
As a result of the 1:2 share split in 1997, this number of shares has doubled to 25,720,000 and the then nominal value halved to NLG 2.50 (EUR 1.13). With the redenomination of the guilder to the euro in 2000, the nominal value of each issued share increased to a value of EUR 1.20. Holders of depositary receipts for cumulative preference shares have paid in an additional EUR 0.07 per share.

In 1995, the Trust Office issued depository receipts to a limited number of institutional investors in exchange for the cumulative preference shares held by it. These depositary receipts are exchangeable for shares subject to certain restrictions. Up to and including October 4, 2005, an annual dividend of EUR 0.0888 will be payable on each cumulative preference share.

In compliance with the trust conditions, the number of votes to which the Trust Office is entitled is limited to one/fifteenth of the total number of cumulative preference shares held by it. This factor of one/fifteenth represents the ratio between the market price of an ordinary share as per October 10, 1995 and the nominal value of the cumulative preference share on that date. In this way, the voting rights attached to the then 'cheaper' cumulative preference shares are aligned in the same economic proportion as the voting rights of the ordinary shares. In addition, the meeting of the depository receipt holders has been granted the right to direct the Trust Office in exercising its voting rights on the cumulative preference shares.

The number of outstanding cumulative preference shares remained unchanged in 2002.

Authorised and issued capital

	Year end 2002	Year end 2001
Ordinary shares		
- authorised	**400,000,000**	400,000,000
- issued	**109,459,256**	108,154,783
Cumulative preference shares		
- authorised	**100,000,000**	100,000,000
- issued	**25,720,000**	25,720,000

Ratios per ordinary share

(x EUR)	**2002**	2001	2000	1999	1998
Cash earnings (ordinary profit after taxes, before amortisation of goodwill), rounded to the nearest Eurocent					
- primary [1]	**1.51**	2.20	2.18	2.07	2.03
- fully diluted [2]	**1.50**	2.18	2.17	2.06	2.01
Dividend (when fully cash) [3]	**0.33**	0.77	0.76	0.73	0.72
Dividend pay-out in % [3]	**22%**	35%	35%	35%	35%
Shareholders' equity at year end [4]	**8.20**	8.95	8.03	4.83	6.75
Highest price	**26.80**	26.41	32.93	37.50	47.65
Lowest price	**6.08**	10.50	15.75	19.11	19.29
Year end price	**6.90**	21.00	23.75	22.99	31.13
Year end price / cash flow	**3.3**	7.6	8.7	8.5	11.1
Year end price / cash earnings	**4.6**	9.6	10.9	11.1	15.3

1 based on weighted average number of shares in issue

2 based on weighted average fully diluted number of shares

3 based on shares with full dividend entitlement (2002 proposed dividend)

4 1998 - 2001 comparative figures adjusted to reflect equity before appropriation of profit

Dividend policy

Hagemeyer's dividend policy is based upon a pay-out ratio of between 35% and 40% of ordinary profit after taxes before amortisation of goodwill. Payment of the interim dividend is in cash. Shareholders are provided the choice of a payment of the final dividend either in cash or in the form of a stock dividend.

In its report for the year 2002, the Supervisory Board recommends that a dividend be distributed of EUR 0.33 per ordinary Hagemeyer share of EUR 1.20 nominal value. After deduction of the interim dividend of EUR 0.15, which was payable on September 12, 2002, a final dividend of EUR 0.18 remains to be paid. Shareholders will be offered this final dividend in cash only.

Dividend history

(x EUR)	**2002**	2001	2000	1999	1998
Interim dividend	**0.15**	0.25	0.24	0.22	0.22
Final dividend	**0.18** [1]	0.52	0.52	0.51	0.50
Total	**0.33** [1]	0.77	0.76	0.73	0.72

1 proposed dividend

Shareholder distribution

As at December 31, 2002, eight major financial institutions held custodial accounts totalling more than 102 million ordinary Hagemeyer shares, representing 94% of total Hagemeyer shares outstanding. Institutional investors hold 76% of these shares. Foreign investors primarily concentrated in the United Kingdom and the United States own about 63%.



Institutional Investors
Private Investors



Netherlands
United States
United Kingdom
Other Europe
Rest of the world

Shareholders with holdings greater than 5%

No shareholders have reported holdings greater than 5%, except for Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Trust Office'), representing 19.03% of the total Hagemeyer share capital outstanding on December 31, 2002. The Trust Office only holds cumulative preference shares and has issued certificates of cumulative preference shares to:

Ducatus N.V.	8.28% [1]
Coöperatieve Centrale Raiffeisen- en Boerenleenbank B.A.	5.62% [1]
ABN AMRO Bank N.V.	5.13% [1]

[1] Percentage of the total Hagemeyer share capital outstanding on December 31, 2002

Code of Conduct with respect to insider trading

At Hagemeyer, the Code of Conduct Governing the Reporting and Regulation of Transactions in Hagemeyer Securities affects the members of the Supervisory Board and the Board of Management, head office employees, the senior management of group companies and a number of senior advisors. The Company Secretary is appointed Central Officer and is responsible for supervising compliance with the Code of Conduct, as well as for the external notification to the securities transaction supervisory authority in the Netherlands ('Autoriteit Financiële Markten').

Important dates in 2003

March 5	Publication of Annual Result 2002
April 1	Publication of Annual Report 2002
April 24	Annual general meeting of shareholders
April 28	Quotation ex dividend
May 16	Dividend payment date
August 26	Publication of interim report

Contact

For further information with respect to investor relations, please contact the Investor Relations department of Hagemeyer N.V., tel. +31 35 695 76 52, fax +31 35 694 43 96.

Internet: www.hagemeyer.com
E-mail: investor.relations@hagemeyer.com

Supplementary information:

Stichting Administratiekantoor Preferente Aandelen Hagemeyer (Trust Office)

A total of 25,720,000 cumulative preference shares with a nominal value of EUR 1.20 each have been placed with Stichting Administratiekantoor Preferente Aandelen Hagemeyer ('Trust Office'). Up to and including October 4, 2005, an annual dividend of EUR 0.0888 will be payable on each cumulative preference share.

The Trust Office has issued depository receipts of cumulative preference shares, which are at present held by the following institutional investors: Ducatus N.V. (11,190,000), Coöperatieve Centrale Raiffeisen- en Boerenleenbank B.A. (7,595,000) and ABN AMRO Bank N.V. (6,935,000).

During the year regular contact was maintained between the Board of the Trust Office and Hagemeyer's Board of Management. In the pre-meeting with holders of depository receipts, the voting instruction for the shareholders' meeting was established. The Board of the Trust Office consists of two independent members, Messrs S.D. de Bree (Chairman) and J.L. Brentjens, and a Hagemeyer representative, Mr R. ter Haar.

Supplementary Information: Hagemeyer – five-year history

		1998	1999	2000	2001	**2002**
General						
Net sales	EUR 000's	6,507,011	6,414,198	8,212,399	8,835,726	**8,343,472**
Ordinary profit after taxes before amortisation of goodwill	EUR 000's	212,144	219,538	234,811	239,113	**166,662**
Total net profit	EUR 000's	192,121	49,679	386,676	153,479	**56,790**
Ordinary cash flow [1]	EUR 000's	292,151	284,852	291,872	301,247	**227,987**
Average number of employees		25,801	17,367	21,101	24,314	**23,029**
Staff expenses	EUR 000's	644,652	606,639	782,482	897,090	**882,455**
Ordinary shares issued						
Number at year end		104,066,328	105,458,259	107,169,706	108,154,783	**109,459,256**
Nominal value	EUR 000's	118,057	119,636	128,603	129,785	**131,350**
Market value at year end	EUR 000's	3,239,514	2,424,485	2,545,281	2,271,250	**755,269**
Data per ordinary share						
Ordinary cash flow [1,2,3]	EUR	2.80	2.69	2.72	2.77	**2.07**
Ordinary profit after taxes before amortisation of goodwill [2]:						
- primary [3]	EUR	2.03	2.07	2.18	2.20	**1.51**
- fully diluted [4]	EUR	2.01	2.06	2.17	2.18	**1.50**
Dividend [5]	EUR	0.72	0.73	0.76	0.77	**0.33**
Shareholders' equity at year end [2]	EUR	6.75	4.83	8.03	8.95	**8.20**
Market price at year end	EUR	31.13	22.99	23.75	21.00	**6.90**
Highest price	EUR	47.65	37.50	32.93	26.41	**26.80**
Lowest price	EUR	19.29	19.11	15.75	10.50	**6.08**
Ratios						
Market price at year end / cash flow		11.1	8.5	8.7	7.6	**3.3**
Market price at year end / cash earnings		15.3	11.1	10.9	9.6	**4.6**
Activity						
Operating profit / net sales	%	5.15	4.96	4.15	3.82	**2.77**
Ordinary net profit / net sales	%	3.26	3.42	2.72	2.30	**1.58**
Net sales / balance sheet total		2.53	2.35	2.30	2.38	**2.53**
Net sales / inventories		8.83	7.48	8.06	9.21	**10.21**
Financing						
Current ratio (current assets / current liabilities)		1.3	1.5	1.5	1.6	**1.7**
Quick ratio (receivables and liquid funds / current liabilities)		0.8	0.9	0.9	1.0	**1.1**
Interest cover		4.3	10.3	6.5	5.4	**4.8**
Current net debt / EBITDA		1.8	2.3	2.7	2.8	**3.2**
Gearing		1.03	1.62	1.26	1.21	**1.12**

1 ordinary profit after taxes plus depreciation and amortisation
2 rounded to the nearest Euro cent
3 based on weighted average number of shares in issue
4 based on weighted average fully diluted number of shares
5 based on shares with full dividend entitlement

List of Consolidated Operating Companies

(position as at March 4, 2003)

Effective interest 100%, unless indicated otherwise

Professional Products and Services (PPS)

Europe

Central Europe

Hagemeyer Central Europe GmbH

CEO	E.H.M. (Edo) van den Assem

Fröschl

Sales (x EUR millions)	1,085.3 [1]
CEO	E.H.M. (Edo) van den Assem
Number of branches	88

www.etg-froeschl.de

Germany

- Elektro Technischer Großhandel ETG J. Fröschl & Co. GmbH & Co. KG, Munich
- Elektrohaus J. Fröschl & Co. GmbH & Co. KG, Munich
- Brück Elektrofachgroßhandel GmbH & Co. KG, Bad Hersfeld
- Elektro-Jaritz GmbH, Bad Hersfeld

Czech Republic

- J. Fröschl & Co. S.R.O., Prague

Hagemeyer Technische Groothandel

Sales (x EUR millions)	158.4 [1]
CEO	P.H. (Paul) Zekhuis
Number of branches	20

www.bernard.nl

The Netherlands

- Elektrotechnische Groothandel Bernard B.V., Capelle a/d IJssel

Winterhalter + Fenner

Sales (x EUR millions)	65.8 [1]
CEO	J. (Johannes) Kuhn
Number of branches	4

www.w-f.ch
www.electrolan.ch

Switzerland

- Winterhalter + Fenner AG, St. Gallen
- ElectroLAN SA, Neuchâtel

Hagemeyer Austria

Sales (x EUR millions)	48.7 [1]
Manager	K. (Kurt) Fehringer
Number of branches	3

Austria

- Schweitzer Elektrogroßhandel GmbH, Vienna
- ELIN Elektrohandel GmbH, Vienna, Graz

[1] Sales for the year ended December 31, 2002

United Kingdom & Ireland

Hagemeyer UK

Sales (x EUR millions)	1,214.8 [1]
CEO	A.H. (Tony) Burr
Number of branches	307

www.hagemeyer.co.uk

United Kingdom

- Newey & Eyre
- Dunlop & Hamilton
- Ross Electrical
- Lerwick Engineering Supplies & Services
- Hagemeyer Control and Automation
- WF Electrical
- A&A Security Technologies
- Parker Merchanting

Ireland

- Eastern Electrical
- Gen-Weld Safety Equipment

Nordics

Elektroskandia

CEO	U.A. (Ulf) Gundemark

Elektroskandia Sweden

Sales (x EUR millions)	503.5 [1]
CEO	U.A. (Ulf) Gundemark
Number of branches	44

www.elektroskandia.se
www.elektroskandia.com.cn
www.elektroskandia.com.br

Sweden

- Elektroskandia AB, Stockholm
- Elektroskandia Logistics (Shanghai) Co. Ltd., Shanghai, China
- Elektroskandia Indústria E Commércio Ltda., Sao Paulo, Brazil

Elektroskandia Norway

Sales (x EUR millions)	197.3 [1]
CEO	J.E.W. (Espen) Asheim
Number of branches	22

www.elektroskandia.no

Norway

- Elektroskandia AS, Oslo

[1] Sales for the year ended December 31, 2002

Elektroskandia Finland

Sales (x EUR millions)	188.4 [1]
CEO	M.T. (Markku) Nihti
Number of branches	41

www.elektroskandia.fi
www.elektroskandia.ru
www.elektroskandia.ee
www.elektroskandia.lv
www.elektroskandia.lt

Finland

- Elektroskandia Oy, Hyvinkää
- Cylinda Oy, Hyvinkää

Russia

- Elektroskandia Ltd., St. Petersburg

Estonia

- Elektroskandia AS, Tallinn

Latvia

- Elektroskandia SIA, Riga

Lithuania

- UAB Elektroskandia, Vilnius

EL-Centrum [2]

Sales (x EUR millions)	42.4
CEO	P. (Pawel) Wedrychowski
Number of branches	25

www.el-centrum.pl

Poland

- EL-Centrum S.A. (50%), Poznan

Southern Europe

ABM

Sales (x EUR millions)	265.8 [1]
CEO	vacancy
Number of branches	73

www.ABM.es

Spain

- Mercantil Intercontinental, S.L. Unipersonal, Madrid
- Misa Canarias, S.A. Unipersonal, Santa Cruz de Tenerife

[1] Sales for the year ended December 31, 2002

[2] Total annualised turnover, result is presented as share in pre-tax results of associated companies

Other PPS companies

Stokvis Tape Group

Sales (x EUR millions)	77.9 [1]
CEO	W.F. (Wim) Noorlander
Number of branches	13

www.stokvistapes.com

The Netherlands
- Stokvis Tape Group B.V., Zeist
- Stokvis Tapes Nederland B.V., Alblasserdam

Belgium
- Stokvis Tapes N.V., Vilvoorde

Denmark
- Stokvis Danmark A/S, Allerød

Finland
- Stokvis Tapes Oy, Nummela

France
- Stokvis Tapes France S.A.S., Noisy-Le-Sec

Germany
- Stokvis Tapes Deutschland GmbH, Wuppertal

Hungary
- Stokvis Tapes Magyarország kft., Budapest

Norway
- Stokvis Tapes Norge AS, Vøyenenga

Sweden
- Stokvis Tapes Sverige AB, Norrköping

United Kingdom
- Stokvis Tapes (UK) Ltd., Tring

Hagemeyer Procurement

CEO	J.S. (John) Hudson

Switzerland
- Hagemeyer Procurement AG, Zurich

[1] Sales for the year ended December 31, 2002

Professional Products and Services (PPS)

North America

Hagemeyer North America

Sales (x EUR millions)	1,560.8 [1]
CEO	D.G. (David) Gundling
Number of branches	453

www.hagemeyerna.com
www.cambar.com
www.vallen.com
www.evallen.com
www.lionvallen.com
www.fittest.com
www.worldsafety.com
www.proveedora.com
www.tristate-electric.com
www.4electricalsupply.com
www.enconsafety.com
www.centuryvallen.com
www.ecambar.com
www.mmsisc.com
www.cambarcustom.com

United States

- CamBar, North Charleston, South Carolina
- Tristate, Hagerstown, Maryland
- Vallen Corporation, Houston, Texas
- Vallen Technical Services, Houston, Texas
- Encon Safety Products, Inc., Houston, Texas

Canada

- Hagemeyer Canada Inc., Edmonton, Alberta

Mexico

- Proveedora de Seguridad Industrial del Golfo, S.A. de C.V., Tampico
- CamBar de Mexico, Torreon Coahuila

[1] Sales for the year ended December 31, 2002

Professional Products and Services (PPS)

Asia-Pacific

Hagemeyer Asia Pacific Pty. Ltd.

CEO	G.L. (Graham) Pickles

Hagemeyer Electrical Group

Sales (x EUR millions)	386.2 [1]
CEO	R. (Robin) Norris
Number of branches	183

www.hagemeyerelectrical.com.au

Australia

- Hagemeyer Electrical Group LLP, Melbourne, Victoria

Hagemeyer Asia Pacific Electronics

Sales (x EUR millions)	56.2 [1]
CEO	R.B. (Bob) Crabbe
Number of branches	11

www.ehape.com
www.hape.com.au

Australia

- Hagemeyer Asia Pacific Electronics Pty. Limited, Melbourne, Victoria

Singapore

- Hagemeyer Asia Pacific Electronics Pte. Limited, Singapore

Hagemeyer India

Sales (x EUR millions)	6.0 [1]
CEO	R. (Rakesh) Kapoor
Number of branches	15

India

- Hagemeyer India Ltd., Mumbai

[1] Sales for the year ended December 31, 2002

Information Technology Products and Services (ITPS)

Hagemeyer Asia Pacific Pty. Ltd.

CEO	G.L. (Graham) Pickles

Tech Pacific

Sales (x EUR millions)	1,647.3 [1]
CEO	S.N. (Shailendra) Gupta
Number of branches	44

www.techpac.com.au
www.techpacindia.com
www.techpac.com.sg
www.techpac.com.hk
www.techpac.co.nz
www.techpac.com.my
www.techpac.co.th

Australia

- Tech Pacific Australia Pty. Limited, Sydney, NSW

India

- Tech Pacific (India) Limited, Mumbai

Singapore

- Tech Pacific (Singapore) Pte. Ltd., Singapore
- Tech Pacific Holdings Pte. Limited, Singapore
- Tech Pacific India (Exports) Pte. Limited, Singapore

China

- Tech Pacific (HK) Ltd., Hong Kong

New Zealand

- Tech Pacific (NZ) Limited, Auckland

Malaysia

- First Tech Pacific Distributors Sdn. Bhd., Petaling Jaya

Thailand

- Tech Pacific (Thailand) Co. Ltd., Bangkok

Pluz [2]

Sales (x EUR millions)	265.3
CEO	D. (Dirk) Olivier
Number of branches	3

www.pluz.nl

The Netherlands

- Pluz B.V. (50%), Houten

[1] Sales for the year ended December 31, 2002

[2] Joint venture with Getronics, result is presented as share in pre-tax results of associated companies

Agencies / Consumer Electronics

HCL

Sales (x EUR millions)	496.3 [1]
CEO (Oceania)	M.P. (Michael) Touma
CEO (Japan)	M. (Masahiro) Harada
CEO (Asia)	P.J. (Patrice) Brendle
Number of branches	90

www.hcl-group.com
www.hagemeyer.com.au
www.caronelwatches.com
www.cosaliebermann.co.jp

Australia
- Hagemeyer Brands Australia Pty. Ltd., Sydney, NSW

Japan
- Cosa Liebermann KK, Tokyo

China
- HCL Ltd., Hong Kong
- HCL Group (Hong Kong) Ltd., Hong Kong
- Cosa Liebermann Limited, Hong Kong

South Korea
- Cosa Liebermann Korea Co. Ltd., Seoul

Micronesia
- Caronel Inc., Guam
- Caronel Saipan Inc., Saipan

New Zealand
- Hagemeyer (NZ) Ltd., Auckland

Taiwan
- Cosa Liebermann Limited, Taiwan Branch (HK), Taipei

Hagemeyer Electronics (Haagtechno/Servicom)

Sales (x EUR millions)	127.1 [1]
CEO Hagemeyer Electronics	H.W.N.A. (Wim) Jansen
CEO Haagtechno	F.A.W. (Frans) Hoogervorst
CEO Panasonic-Centre	M.M.A.M. (Marcel) Farla
Number of branches	1

www.panasonic.nl

The Netherlands
- Hagemeyer Electronics Holding B.V., Naarden
- Haagtechno B.V., 's-Hertogenbosch
- Panasonic-Centre Nederland (Servicom B.V.), The Hague

Fodor

Sales (x EUR millions)	73.0 [1]
CEO	G.H. (Gerrit) Bosman
Number of branches	1

The Netherlands
- Fodor Servicecentrum B.V., Rotterdam
- Fujifilm Nederland B.V., Rotterdam

GPX

Sales (x EUR millions)	125.3 [1]
CEO	W.L. (Bill) Fetter
Number of branches	3

www.gpx.com

United States
- GPX, Inc. (85%), St. Louis, Missouri
- Bantam Interactive Technologies, Inc. (85%), St. Louis, Missouri

China
- D.P.I. (H.K.) Limited (85%), Hong Kong
- Zhongshan D.P.I. Electronics Co. Ltd. (85%), Zhongshan City

A complete list of companies associated with the Hagemeyer Group is available at the Chamber of Commerce in Hilversum and at the Company's offices.

[1] Sales for the year ended December 31, 2002

HAGEMEYER

Hagemeyer N.V.
Rijksweg 69
1411 GE Naarden
P.O. Box 5111
1410 AC Naarden
The Netherlands
Telephone : +31 35 695 76 11
Telefax : +31 35 694 43 96
Internet : www.hagemeyer.com
E-mail : info@hagemeyer.com

Production:
Corporate Services bv, Amsterdam,
The Netherlands


EYER
EMEYER
HAGEMEYER

HAGEMEYER

Internet www.hagemeyer.com
E-mail info@hagemeyer.com

Production: Corporate Services, Amsterdam, The Netherlands